Filed pursuant to Rule 424(b)(5)
Registration Statement Number 333-188535
Prospectus Supplement
To the Prospectus Dated June 7, 2013

META FINANCIAL GROUP, INC.

Up to $20,000,000

Common Stock

This prospectus supplement and accompanying prospectus relate to the offer and sale from time to time of shares of our common stock, $0.01 par value per share, having an aggregate offering price of up to $20,000,000, through Sandler O’Neill + Partners, L.P., or “Sandler O’Neill,” as our sales agent, or to Sandler O’Neill as principal for its own account, at a price agreed upon at the time of sale, for resale.  If we sell shares of our common stock to Sandler O’Neill as principal or other than in accordance with the sales agency agreement, we will enter into a separate terms agreement setting forth the terms of such transaction and we will describe such agreement in a separate prospectus supplement or pricing supplement.

Our common stock is traded on The Nasdaq Global Market, or “Nasdaq,” under the symbol “CASH.”  On June 7, 2013, the last reported price of the common stock was $26.82 per share.

The shares of our common stock to which this prospectus supplement relates generally will be offered and sold through our sales agent over a period of time and from time to time in transactions at market prices prevailing at the time, at prices related to the prevailing market prices or at negotiated prices, pursuant to a sales agency agreement.  Accordingly, an indeterminate number of shares of common stock will be sold up to the number of shares having an aggregate offering price of up to $20,000,000.  We will pay Sandler O’Neill a commission equal to 3.0% of the gross sales price per share for any shares sold through Sandler O’Neill under the sales agency agreement.  The net proceeds we receive from the sale of the shares to which this prospectus supplement relates will be the gross proceeds received from such sales less the commissions and any other costs we may incur in issuing the shares.  See “Plan of Distribution” for further information.

Investing in our common stock involves risks.  Please carefully read “Risk Factors” beginning on page S - 9 of this prospectus supplement, and all of the documents incorporated by reference in this prospectus supplement, including our Annual Report on Form 10-K for the year ended September 30, 2012 and our subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, for a discussion of certain factors that you should consider before making your investment decision.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

These securities are not deposits, savings accounts, or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus supplement is June10, 2013.

Prospectus Supplement

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.  We have not, and Sandler O’Neill has not, authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, orally or otherwise, you should not rely on it.  We are not, and Sandler O’Neill is not, making an offer to sell our securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, or any documents incorporated by reference herein, is accurate as of their respective dates.  Our business, financial condition, results of operations and prospects may have changed since those dates.  This prospectus supplement supersedes the accompanying prospectus to the extent it contains information that is different from or in addition to the information in that prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts.  The first part is this prospectus supplement, which describes the specific terms of this offering, updates and adds to the information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus.  The second part is the accompanying prospectus, which provides more general information about us, the common stock, and other securities we may offer from time to time, some of which may not apply to this offering.  You should read the information in both this prospectus supplement and the accompanying prospectus, together with additional information incorporated by reference herein as described below under the heading “Incorporation of Certain Information by Reference.” Generally, when we refer to this “prospectus” we mean this prospectus supplement together with the accompanying prospectus and all information incorporated therein by reference.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

Unless the context otherwise indicates, the terms “us,” “we,” “Meta Financial” and the “Company” refer to Meta Financial Group, Inc. and our subsidiaries.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents that are incorporated by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended  (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  You can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning.  You should read statements that contain these words carefully because they discuss our future expectations or state other “forward-looking” information.  These forward-looking statements include statements with respect to the Company’s beliefs, expectations, estimates, and intentions that are subject to significant risks and uncertainties, and are subject to change based on various factors, some of which are beyond the Company’s control. Such statements address, among others, the following subjects: future operating results; customer retention; loan and other product demand; important components of the Company’s balance sheet and income statements; growth and expansion; new products and services, such as those offered by MetaBank™ (the “Bank”) or Meta Payment Systems® (“MPS”), a division of the Bank; credit quality and adequacy of reserves; technology; and the Company’s employees. The following factors, among others, could cause the Company’s financial performance and results of operations to differ materially from the expectations, estimates, and intentions expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which the Company conducts operations; the effects of, and changes in, trade, monetary, and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System (the “Federal Reserve”), as well as efforts of the United States Treasury in conjunction with bank regulatory agencies to stimulate the economy and protect the financial system; inflation, interest rate, market, and monetary fluctuations; the timely development of and acceptance of new products and services offered by the Company as well as risks (including reputational and litigation) attendant thereto and the perceived overall value of these products and services by users; the risks of dealing with or utilizing third-party vendors; the scope of restrictions and compliance requirements imposed by the supervisory directives and/or the Consent Orders entered into by the Company and the Bank with the Office of Thrift Supervision (the functions of which were transferred to the Office of the Comptroller of the Currency (“OCC”) and the Federal Reserve) and any other such regulatory actions which may be initiated; the impact of changes in financial services’ laws and regulations, including, but not limited to, laws and regulations promulgated or administered by the OCC, the Federal Reserve, and the Bureau of Consumer Financial Protection, and our relationship with the same; technological changes, including, but not limited to, the protection of electronic files or databases; acquisitions; litigation risk in general, including, but not limited to, those risks involving the MPS division; the growth of the Company’s business, as well as expenses related thereto; changes in consumer spending and saving habits; and the success of the Company at managing and collecting assets of borrowers in default.

The foregoing list of factors is not exclusive. Additional discussions of factors affecting the Company’s business and prospects are contained in the Company’s periodic filings with the SEC. The Company expressly disclaims any intent or obligation to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or its subsidiaries.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and may not contain all the information that you need to consider in making your investment decision.  To understand this offering fully, you should read this prospectus supplement and the accompanying prospectus carefully and in their entirety. Particular attention should be paid to the sections titled “Risk Factors” in this prospectus supplement and in the accompanying prospectus and the documents identified in the section “Incorporation of Certain Information by Reference.”

 The Company

Meta Financial, a registered unitary savings and loan holding company, is a Delaware corporation, the principal assets of which are all the issued and outstanding shares of the Bank, a federal savings bank regulated by the OCC, the accounts of which are insured up to applicable limits under the Deposit Insurance Fund (“DIF”) of the Federal Deposit Insurance Corporation (“FDIC”).

The Bank, a wholly-owned full service banking subsidiary of Meta Financial, is both a community-oriented financial institution offering a variety of financial services to meet the needs of the local communities it serves and a payments company that provides services on a nationwide basis, as further described below.  The Bank’s home office is located at 121 East Fifth Street in Storm Lake, Iowa.  The principal business of the Bank has historically consisted of attracting retail deposits from the general public and investing those funds primarily in one- to four-family residential mortgage loans, commercial and multi-family real estate, agricultural operations and real estate, construction, and consumer and commercial operating loans primarily in the Bank’s market areas.  The Bank also purchases loan participations from time to time from other financial institutions, presently at a lower level compared to prior years, as well as mortgage-backed securities and other investments permissible under applicable regulations.

In addition to its community-oriented lending and deposit gathering activities, in 2004, the Bank created a division known as Meta Payment Systems® (“MPS”), which issues prepaid cards, provides consumer credit products, sponsors ATMs into various debit networks, and offers other payment industry products and services.  Through its nationwide activities, MPS generates both fee income and low- and no-cost deposits for the Bank.  MPS continues to expand and to play an increasingly significant role in the Company’s financial performance.  MPS operates out of Sioux Falls, South Dakota.

As previously disclosed, the Company and the Bank each stipulated and consented to a Cease and Desist Order (the “Consent Orders”) issued by the Office of Thrift Supervision (the “OTS”).  Since the issuance of the supervisory directives and the Consent Orders, the Company and the Bank have been continuing to cooperate with the OTS, and, as of July 21, 2011, its successors, the Federal Reserve and the OCC, to correct those aspects of its operations that were addressed in the Consent Orders. Satisfaction of the requirements of the Consent Orders is subject to the ongoing review and supervision of the OCC with respect to the Bank and the Federal Reserve with respect to the Company. The Bank and the Company have and expect to continue to expend significant management and financial resources to address areas that were cited in the Consent Orders.

There can be no assurance that our regulators will ultimately determine that we have met all of the requirements of the Consent Orders to their satisfaction. If our regulators believe that we have not made sufficient progress in complying with the Consent Orders, they could seek to impose additional regulatory requirements, operational restrictions, enhanced supervision and/or civil money penalties. If any of these measures is imposed in the future, it could have a material adverse effect on our financial condition and results of operations and on our ability to raise additional capital.

The Company’s revenues are derived primarily from interest on commercial and residential mortgage loans, mortgage-backed securities, agricultural real estate and operating loans, consumer loans, commercial operating loans and other investments (including corporate and municipal bonds), revenue from service charges, loan origination fees and loan servicing activities, and revenue generated through the activities of MPS.

In addition to the MPS division, we currently have four market areas: Northwest Iowa (“NWI”), Brookings, Central Iowa (“CI”) and Sioux Empire (“SE”).  NWI operates two offices in Storm Lake, Iowa.  Brookings operates one office in Brookings, South Dakota.  CI operates a total of six offices in Iowa:  Des Moines (3), West Des Moines (2) and Urbandale.  SE operates three offices and one administrative office in Sioux Falls, South Dakota.  The Company also has a total of twelve full-service branch offices and one non-retail service branch in Memphis, Tennessee.

Meta Financial’s headquarters are located at 5501 South Broadband Lane, Sioux Falls, South Dakota 57108 and our telephone number is (712) 732-4117.  Our internet address is http://www.metabank.com.  The reference to our website does not constitute incorporation by reference of the information contained on the website, which should not be considered part of this prospectus supplement or the accompanying prospectus.

THE OFFERING

Issuer	Meta Financial Group, Inc.

Shares offered	Shares of common stock, $0.01 par value, having an aggregate offering price of up to $20,000,000.

Use of proceeds
We intend to add the proceeds of the offering to our general corporate funds, which may be used for debt reduction or debt refinancing, investments in or advances to subsidiaries, acquisitions of bank and nonbank subsidiaries, repurchase of shares of our common stock or other securities, and other general corporate purposes.   Under the Consent Orders, the Company must confirm that the OCC does not object to certain of the potential uses of proceeds (e.g., debt reduction or refinancing and repurchase of Company securities) before deploying the proceeds for such purposes.  See “Use of Proceeds” at page S–35.

Nasdaq Global Market symbol	CASH

Dividends and distributions
The Company has paid a quarterly cash dividend on its common stock since December 1994. Any payment of dividends in the future will depend, in large part, on the Company’s earnings, capital requirements, financial condition, review by our regulators, and other factors considered relevant by the Company’s board of directors.

Risk Factors
Investing in our common stock involves risks.  You should carefully consider the information under “Risk Factors” beginning on page S-9 and the other information included in this prospectus supplement and the accompanying prospectus before investing in our common stock.

SUMMARY OF SELECTED FINANCIAL DATA

The following tables show selected historical consolidated financial data for the Company as of and for each of the five years ended September 30, 2012, which has been derived from our audited consolidated financial statements.  The consolidated financial data as of and for the six months ended March 31, 2013 and 2012 are derived from our unaudited consolidated financial statements.  The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements, and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such period.  You should read this table together with the historical consolidated financial information contained in our consolidated financial statements and related notes, the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” included in our Annual Report on Form 10-K for the year ended September 30, 2012 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which have been filed with the SEC and are incorporated by reference into this prospectus supplement.  The results of operations for the six month period ended March 31, 2013 do not necessarily indicate the results which may be expected for any future period or the full year.

Selected Financial Data

	Six Months Ended March 31,		Year Ended September 30,
	2013	2012	2012	2011	2010	2009	2008

SELECTED FINANCIAL CONDITION DATA
(Dollars in Thousands)

Total assets	$1,740,299	$1,597,617	$1,648,898	$1,275,481	$1,029,766	$834,777	$710,236
Loans receivable, net	330,927	321,685	326,981	314,410	366,045	391,609	427,928
Securities available for sale	1,237,347	968,006	1,116,692	619,248	506,852	364,838	203,834
Goodwill and intangible assets	2,262	1,795	2,035	1,315	2,663	2,215	2,206
Deposits	1,557,220	1,452,196	1,379,794	1,141,620	897,454	653,747	499,804
Total borrowings	24,986	34,908	47,710	29,365	41,214	116,796	147,683
Stockholders’ equity	143,375	87,335	145,859	80,577	72,044	47,345	45,733

	2013	2012	2012	2011	2010	2009	2008

SELECTED OPERATIONS DATA
(Dollars in Thousands, Except Per Share Data)

Total interest income	$19,348	$19,914	$37,297	$39,059	$39,083	$36,726	$37,418
Total interest expense	1,646	1,865	3,563	4,747	5,993	8,907	13,415
Net interest income	17,702	18,049	33,734	34,312	33,090	27,819	24,003
Provision for loan losses	(300)	899	1,049	278	15,791	18,713	2,715
Net interest income after provision for loan losses	18,002	17,150	32,685	34,034	17,299	9,106	21,288
Total non-interest income	28,505	42,463	69,574	57,491	97,444	79,969	37,696
Total non-interest expense	38,663	39,004	75,463	83,262	94,930	91,081	61,820
Income (loss) from continuing operations before income tax expense (benefit)	7,844	20,609	26,796	8,263	19,813	(2,006)	(2,836)
Income tax expense (benefit)	1,572	7,548	9,682	3,623	7,420	(543)	(1,002)

	Six Months Ended March 31,		Year Ended September 30,
	2013	2012	2012	2011	2010	2009	2008

Income (loss) from continuing operations	6,272	13,061	17,114	4,640	12,393	(1,463)	(1,834)
Income from discontinued operations, net of tax	-	-	-	-	-	-	811
Net income (loss)	6,272	13,061	17,114	4,640	12,393	(1,463)	(1,023)

Basic earnings (loss) per common share:
Income (loss) from continuing operations	$1.15	$4.10	$4.94	$1.49	$4.23	$(0.56)	$(0.71)
Income from discontinued operations	-	-	-	-	-	-	0.31
Net income (loss)	$1.15	$4.10	$4.94	$1.49	$4.23	$(0.56)	$(0.40)

Diluted earnings (loss) per common share:
Income (loss) from continuing operations	$1.14	$4.09	$4.92	$1.49	$4.11	$(0.56)	$(0.69)
Income from discontinued operations	-	-	-	-	-	-	0.31
Net income (loss)	$1.14	$4.09	$4.92	$1.49	$4.11	$(0.56)	$(0.38)

SELECTED FINANCIAL RATIOS AND OTHER DATA

PERFORMANCE RATIOS
Return on average assets	0.74%	1.97%	1.22%	0.41%	1.22%	-0.20%	-0.14%
Return on average assets-continuing operations	0.74%	1.97%	1.22%	0.41%	1.22%	-0.20%	-0.24%
Return on average equity	8.64%	32.18%	18.47%	5.71%	20.59%	-3.13%	-2.27%
Return on average equity-continuing operations	8.64%	32.18%	18.47%	5.71%	20.59%	-3.13%	-4.07%
Net interest margin-continuing operations	2.45%	2.85%	2.56%	3.21%	3.43%	3.50%	3.51%
Operating expense to average assets-continuing operations	2.27%	2.94%	5.39%	7.33%	9.36%	10.55%	8.25%

QUALITY RATIOS-Continuing Operations
Non-performing assets to total assets at end of year	0.11%	0.59%	0.16%	1.24%	0.94%	1.76%	1.06%
Allowance for loan losses to non-performing loans	197.23%	73.92%	219%	53%	63%	55%	76%

CAPITAL RATIOS
Stockholders' equity to total assets at end of period	8.24%	5.47%	8.85%	6.32%	7.00%	5.67%	6.44%
Average stockholders' equity to average assets	8.54%	6.12%	6.62%	7.16%	5.93%	5.42%	6.01%

OTHER DATA
Book value per common share outstanding	$26.08	$27.27	$26.79	$25.61	$23.15	$17.97	$17.58
Dividends declared per share	$0.26	$0.26	$0.52	$0.52	$0.52	$0.52	$0.52
Number of full-service offices	12	12	12	12	12	12	13

Common Shares Outstanding	5,497,914	3,202,056	5,443,881	3,146,867	3,111,413	2,634,215	2,601,103

RISK FACTORS

An investment in our common stock involves various risks.  Before making an investment decision, you should carefully read and consider the risk factors described below as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, as the same may be updated from time to time by our future filings with the SEC under the Exchange Act.  Any of these risks, if they are realized, could materially adversely affect our business, financial condition, and results of operations.  Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us.  In any such case, you could lose all or a portion of your original investment.

 Risks Related to this Offering and Ownership of Our Common Stock

The price of our common stock may be volatile, which may result in losses for investors.

The market price for shares of our common stock has been volatile in the past, and several factors could cause the price to fluctuate substantially in the future.  These factors include:

•	announcements of developments related to our business,

•	fluctuations in our results of operations,

•	sales of substantial amounts of our securities into the marketplace,

•	general conditions in our banking niche, or the U.S. or worldwide economy,

•	a shortfall in revenues or earnings compared to securities analysts’ expectations,

•	lack of an active trading market for the common stock,

•	changes in analysts’ recommendations or projections,

•	an announcement by us of new acquisitions or other projects, and

•	evaluation by our regulators of compliance with our Consent Orders

The market price of our common stock may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance.  General market price declines or market volatility in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

Our common stock is thinly traded, and thus an investor’s ability to sell shares or purchase additional shares of our common stock will be limited, and the market price at any time may not reflect true value.

An investor’s ability to sell shares of our common stock or purchase additional shares largely depends upon the existence of an active market for the common stock.  Our common stock is quoted on the NASDAQ Global Market, but the volume of trades on any given day is light, and an investor consequently may be unable to find a buyer for shares it wishes to sell or a seller of additional shares it wishes to purchase.  In addition, a fair valuation of the purchase or sales price of a share of common stock also depends upon active trading, and thus the price an investor receives for a thinly traded stock, such as our common stock, may not reflect its true value.

This offering is expected to be dilutive.

Giving effect to the issuance of common stock in this offering, the receipt of the expected net proceeds and the use of those proceeds, we expect that this offering will have a dilutive effect on our earnings per share and funds from operations per share for the years in which we issue shares in this offering. The actual amount of dilution cannot be determined at this time and will be based on numerous factors.

We may issue additional equity securities, or engage in other transactions which could dilute our book value or affect the priority of the common stock, which may adversely affect the market price of our common stock.

Notwithstanding this offering, our board of directors may determine from time to time that we need to raise additional capital by issuing additional shares of our common stock or other securities.   We are not restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock.  Because our decision to issue securities in any future offering may depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future offerings, or the prices at which such offerings may be effected.  Such offerings could be dilutive to common stockholders.  New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, our then-current common stockholders.  Additionally, if we raise additional capital by making additional offerings of debt or preferred equity securities, upon liquidation of the Company, holders of our debt securities and shares of preferred stock, and lenders with respect to other borrowings, will receive distributions of our available assets prior to the holders of our common stock.  Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both.  Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

Shares of our common stock are equity interests and are subordinate to our existing and future indebtedness and any future issuances of preferred stock and effectively subordinated to all the indebtedness and other non-common equity claims against our subsidiaries.

 Shares of our common stock are equity interests in Meta Financial and do not constitute indebtedness.  As such, shares of our common stock will rank junior to all of our indebtedness and to other non-equity claims against us and out assets available to satisfy claims against us, including in our liquidation.  Our board of directors is authorized to issue additional classes or series of preferred stock without any action on the part of the holders of our common stock, and we may in the future incur additional debt.  Upon liquidation of the Company, lenders and holders of our debt securities and preferred stock would receive distributions of our available assets prior to holders of our common stock.  Furthermore, our right to participate in a distribution of assets upon any of our subsidiaries’ liquidation or reorganization is subject to the prior claims of that subsidiary’s creditors, including holders of any preferred stock outstanding at such time.

Our certificate of incorporation, as amended, our amended and restated bylaws and certain banking laws may have an anti-takeover effect.

 Provisions of our certificate of incorporation, as amended, and our amended and restated bylaws and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire the Company, even if doing so would be perceived to be beneficial by our stockholders.  The combination of these provisions may prohibit a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of our common stock.

Our management team may invest or spend the net proceeds of this offering in ways with which you may not agree or in ways that may not yield a significant return.

Our management will have broad discretion over the use of net proceeds from this offering. We intend to add the net proceeds from this offering to our general corporate funds which may be used for debt reduction or debt refinancing, investments in or advances to subsidiaries, acquisitions of bank and nonbank subsidiaries, repurchase of shares of our common stock or other securities and other general corporate purposes.   As a result, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that may not improve our operating results or enhance the value of our common stock.

Reduction or elimination of our quarterly cash dividend could have an adverse impact on the market price of our common stock.

Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments.  Although we have historically declared cash dividends on our common stock, we are not required to do so. In the future, we may reduce or eliminate our common stock dividend. This could adversely affect the market price of our common stock. The payment of dividends from the Bank to us may provide additional funds for the payment of dividends to our stockholders, however, these dividends are currently subject to regulatory approval prior to declaration and payment.

An investment in our common stock is not an insured deposit.

Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund, or by any other public or private entity.  An investment in our common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this prospectus supplement and is subject to market forces that affect the price of common stock in any company.  As a result, if you acquire our common stock, you may lose some or all of your investment.

Risks Related to Our Industry and Business

Failure to generate sufficient capital to support our anticipated growth could adversely affect our earnings and prospects.

 The Company has recently experienced considerable growth, having increased its assets from $1.3 billion to $1.7 billion during the eighteen month period ended March 31, 2013. Funded primarily by growth of no- and low-interest bearing deposits, the proceeds thereof have been invested primarily in municipal bonds, mortgage-backed securities (“MBS”), and investment securities available for sale.  While the Company believes its asset quality to be good, particularly in comparison to most banking institutions, the Company’s asset growth, if continued as expected, will generate a need for higher levels of capital which management believes may not be met through earnings retention alone.  In that respect, during the fiscal year ended September 30, 2012, the Company completed two private placements of its common stock which raised $12.8 million and $33.3 million, net, respectively, in additional capital, all of which qualifies as Tier 1 capital for regulatory purposes.  While it is possible that the Company will sell $20 million of its common stock in this offering, sales under this offering will be made in the Company’s sole discretion, and the Company may elect to sell less than the entire amount of common stock available for sale, or even none at all.  Even assuming that this offering will be successful, there can be no assurance that the Company will be able to continue to access sources of capital, private or public.  Failure to remain well-capitalized, or to attain potentially even higher levels of capitalization that could be required in the future under regulatory initiatives mandated by Congress, our regulatory agencies, or under the Basel accords, could adversely affect the Company’s earnings and prospects.

We may have difficulty managing our growth which may divert resources and limit our ability to expand our operations successfully.

As noted, we have experienced significant growth in our assets and the level of our deposits. However, we may not be able to sustain our historical growth rate or be able to grow. Our future success will depend on competitive factors, on the ability of our senior management to continue to improve compliance and other controls and procedures, and manage a growing number of customer relationships. We may not be able to implement improvements to these controls and procedures in an efficient or timely manner and may discover deficiencies in existing systems and controls. Consequently, continued growth, if achieved, may place a strain on our operational infrastructure, which could have a material adverse effect on our financial condition and results of operations.

Our underwriting practices may not prevent losses in our loan portfolio.

Our underwriting practices are designed to mitigate risk by adhering to specific loan parameters.  Components of our underwriting program include an analysis of the borrower and their creditworthiness, a financial statement review, and, if applicable, cash flow projections and a valuation of collateral.  We may incur losses in our loan portfolio if our underwriting criteria fail to identify pertinent credit risks.  It is also possible that losses will exceed the amounts the Bank has set aside for loss reserves, resulting in reduced interest income and increased provision for loan losses, which could have an adverse effect on our financial condition and results of operations.

Our lending operations are concentrated in Iowa and South Dakota.

Our lending activities are largely based in Iowa and South Dakota.  As a result, our financial performance depends to a great degree on the economic conditions in these areas.  If local economic conditions worsen it could cause us to experience an increase in the number of borrowers who default on their loans along with a reduction in the value of the collateral securing such loans, which could have an adverse effect on our financial condition and results of operations.

Difficult economic and market conditions have adversely affected our industry.

Over the last several years, dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions across the United States.  General downward economic trends, low growth, reduced availability of commercial credit and continued levels of high unemployment have negatively impacted the credit performance of commercial and consumer credit, resulting in additional write-downs.  Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other.  This market turmoil and tightening of credit has led to increased commercial and consumer deficiencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity.  Many financial institutions have experienced decreased access to deposits and borrowings.  Though economic conditions have more recently improved, the resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets may adversely affect our business, financial condition, results of operations and stock price, and a worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial institutions industry.  In particular, we may face the following risks in connection with these events:

•
Separate and apart from Consent Orders issued against the Bank and the Company, we face increased regulation of our industry.  Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities;

•	Customer demand for loans secured by real estate could be reduced due to weaker economic conditions, an increase in unemployment, a decrease in real estate values or an increase in interest rates;

•
The process we use to estimate losses inherent in our credit exposure requires difficult, subjective and complex judgments, including estimates of how economic conditions might impair the ability of our borrowers to repay their loans.  The level of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates which may, in turn, impact the reliability of the process; and

•	The value of the portfolio of investment securities that we hold, including our trust preferred securities, may be adversely affected.

The full impact of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) is still unknown given that many of the details and substance of the new laws will be determined through agency rulemaking.

The full compliance burden and impact on our operations and profitability with respect to the Dodd-Frank Act are still currently unknown, as the Dodd-Frank Act delegates to various federal agencies the task of implementing its many provisions through regulation.  Hundreds of new federal regulations, studies and reports are required under the Dodd-Frank Act and many of them still have not been finalized.  Although certain provisions of the Dodd-Frank Act have been implemented (such as the transfer of regulation of federal savings banks like the Bank to the OCC and the transfer of savings and loan holding company regulation to the Federal Reserve), federal rules and policies will be further developing for months and years to come.  Based on the provisions of the Dodd-Frank Act and anticipated implementing regulations, it is highly likely that banks and thrifts as well as their holding companies will be subject to significantly increased regulation and compliance obligations that expose us to higher costs as well as noncompliance risk and consequences therefrom.

Under the recently enacted Dodd-Frank Act, trust preferred securities issued on or after May 19, 2010 are no longer eligible for inclusion in Tier 1 capital.  For trust preferred securities issued before May 19, 2010, regulatory capital deductions will generally be required during a phase in period from January 1, 2013 to January 1, 2016; however, depository institution holding companies with assets of less than $15 billion as of year-end 2009 enjoy a permanent grandfather right with respect to such securities for purposes of calculating regulatory capital.

Transfer of the OTS supervisory and rulemaking functions to other federal banking agencies has changed the way that we are regulated.

Both the Bank and Company have transitioned to the jurisdiction of different primary federal regulators, which changes the way both are regulated.  Specifically, the OTS supervisory and rulemaking functions (except for consumer protection) relating to all federal savings associations were transferred to the OCC on July 21, 2011, while the OTS’ supervisory and rulemaking functions relating to savings and loan holding companies and their non-depository institution subsidiaries were transferred to the Federal Reserve on the same date.  The transition of supervisory functions from the OTS to these agencies has altered the operations of the Bank and Company so as to be more closely aligned with the OCC’s and Federal Reserve’s respective supervision of national banks and their bank holding companies.  As a result of these transitions, we have experienced changes in the way we are supervised.  While we believe our experience thus far has been positive, we may yet experience challenges with respect to this transition.

The Consumer Financial Protection Bureau (the “Bureau”) may reshape the consumer financial laws through rulemaking and enforcement of unfair, deceptive or abusive practices, which may directly impact the business operations of depository institutions offering consumer financial products or services, including the Bank.

The Bureau has broad rulemaking authority to administer and carry out the purposes and objectives of the “Federal consumer financial laws, and to prevent evasions thereof” with respect to all financial institutions that offer financial products and services to consumers.  The Bureau is also authorized to prescribe rules, applicable to any covered person or service provider, identifying and prohibiting acts or practices that are “unfair, deceptive, or abusive” in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service (“UDAAP authority”).  The term “abusive” is new and untested, and because Bureau officials have indicated that compliance will be achieved through enforcement rather than the issuance of a regulation, we cannot predict to what extent the Bureau’s future actions will have on the banking industry or the Company.  The full reach and impact of the Bureau’s broad new rulemaking powers and UDAAP authority on the operations of financial institutions offering consumer financial products or services is currently unknown.  Notwithstanding the foregoing, insured depository institutions with assets of $10 billion or less (such as the Bank) will continue to be supervised and examined by their primary federal regulators, rather than the Bureau, with respect to compliance with federal consumer protection laws.

The Bureau issued on May 23, 2012 an advance notice of proposed rulemaking regarding prepaid cards, which are the core of the Bank’s MPS business line.  In its request for information, the Bureau asked for comments regarding the issuance, use and characteristics (such as FDIC insurance) of prepaid cards and the funds that are loaded onto them.  It is anticipated that a proposed rule with respect to the offering of prepaid products will be issued during calendar year 2013. It is not possible, however, for the Bank or the Company to project the effect of a final rule on the MPS business unit at this time.

As of the date of this filing, the Bureau has also proposed regulations related to mortgage product offerings, including those related to qualified mortgages, the ability to repay mortgages and high cost mortgage loans.  Neither the Bank nor the Company believes that any of the possible mortgage regulations, if adopted in substantial conformity with their proposals, will significantly impact product offerings, although it is possible that the manner in which the Bureau defines such products could have an impact on the Company’s capital requirements, with the effect of raising the Company’s risk-based capital requirements.

With respect to final regulations that affect insured depository institutions such as the Bank, the Bureau also issued a final rule related to remittances, although such rule is not likely to apply to the Bank, which has offered no more than 10 remittance transfers on average over the last five years, as it covers only those entities that provide at least 100 remittance transfers per calendar year.

Recent Court Ruling May Ultimately Affect Validity of Bureau Actions

A recent decision by a three-judge appellate panel of the US Court of Appeals for the District of Columbia Circuit (the “DC Circuit”) may affect whether, and to what extent, actions taken by the Director of the Bureau will be viewed as lawful.  The case is significant in that the reasoning thereof is being used by plaintiffs in State National Bank of Big Spring v. Geithner to attack the Director’s appointment.  The DC Circuit held, among other things, that the appointment of the NLRB administrators by the President violated the Recess Appointments Clause of the US Constitution because it was not made during a recess that occurred between sessions of Congress. The DC Circuit’s decision is at odds with that of another appellate court, the US Court of Appeals for the Eleventh Circuit. Commentators have surmised that the conflict between the courts will propel the case, perhaps on an accelerated timetable, to the US Supreme Court for resolution.

The decision may also play a part in determining whether new legislation will be passed respecting the structure and funding of the Bureau, and whether the current Director will be appointed when his term expires.  Though it is not possible to predict the outcome of the recess appointment controversy, a final decision will have undetermined implications for the Company with respect to regulations that apply to it and to competition from financial actors that may or may not be subject to regulations promulgated by the Bureau.

Our most recent Community Reinvestment Act (“CRA”) rating could have a negative effect on the OCC’s review of certain banking applications.

Under the CRA, the Bank is evaluated periodically by its primary federal banking regulator to determine if it is meeting its continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods.  In the Bank’s most recent CRA examination, notwithstanding that the Bank’s record was consistent with an overall rating of “Satisfactory,” the Bank received a “Needs to Improve” rating due to the criticized credit practices associated with the iAdvance product, which the Bank no longer offers.  The CRA requires the OCC, our new regulator, to take such rating into account in considering an application for any of the following:  (i) the establishment of a domestic branch; (ii) the relocation of its main office or of a branch; (iii) the merger or consolidation with or acquisition of assets or assumption of liabilities of an insured depository institution; or (iv) the conversion of the Bank to a national banking charter.  If the Bank submits any of the above-listed applications, the OCC may consider the Bank’s overall “Needs to Improve” rating negatively.

Legislative and regulatory initiatives taken to date may not achieve their intended objective; in addition, higher capital requirements for banks and their holding companies have been proposed.

Legislative and regulatory initiatives taken to date by Congress and the federal banking regulators to address financial regulatory reform may not achieve their intended objectives, thereby requiring additional legislation or regulation of the financial services industry.  Furthermore, the Basel Committee on Banking Supervision and other international bodies comprised of banking regulators have committed to raise capital standards and liquidity buffers within the banking system by imposing new requirements.  Such proposals may impose more stringent standards than currently applicable or anticipated with respect to capital and liquidity requirements for depository institutions.  The federal banking agencies have released proposed rules relating to capital and liquidity requirements, including rules related to the current Basel Committee proposal (Basel III).  As published, the proposals would increase minimum levels of required capital, narrow the definition of capital, and increase risk weights for various asset classes.  In addition, there are also certain provisions that may negatively affect capital distributions and discretionary bonus payments if an institution fails to hold a sufficient amount of common equity Tier 1 capital or the amount needed to meet its minimum risk-based capital requirements.  Comments on the proposal were due to the banking regulators on October 22, 2012, and at this time it cannot be predicted when a final rule will be published in light of the federal banking agencies’ decision to delay implementation of the proposal.  As such, we cannot predict whether the proposals will ultimately be adopted as proposed, the ultimate content of such proposals, or the precise impact that such proposals, if adopted, would have upon our financial condition or results of operations, though it seems likely that capital requirements of banks and their holding companies will be increased.  If this occurs, it could slow our growth, cause us to seek to raise additional capital, or both.

We have a concentration of our assets in mortgage-backed securities and municipal securities.

As of March 31, 2013, approximately 41% of the Bank’s assets were invested in mortgage-backed securities.  The Company’s mortgage-backed and related securities portfolio consists primarily of securities issued under government-sponsored agency programs, including those of Ginnie Mae, Fannie Mae and Freddie Mac, the latter two of which are in conservatorship.  The Ginnie Mae, Fannie Mae and Freddie Mac certificates are modified pass-through mortgage-backed securities that represent undivided interests in underlying pools of fixed-rate, or certain types of adjustable-rate, predominantly single-family and, to a lesser extent, multi-family residential mortgages issued by these government-sponsored entities.  Fannie Mae and Freddie Mac generally provide the certificate holder a guarantee of timely payments of interest, whether or not collected.  Ginnie Mae’s guarantee to the holder is timely payments of principal and interest, backed by the full faith and credit of the U.S. Government.  Privately issued mortgage pass-through certificates generally provide no guarantee as to timely payment of interest or principal, and reliance is placed on the creditworthiness of the issuer.

Mortgage-backed securities generally increase the quality of the Company’s assets by virtue of the insurance or guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Company.

While mortgage-backed securities carry a reduced credit risk as compared to whole loans, such securities remain subject to the risk that a fluctuating interest rate environment, along with other factors such as the geographic distribution of the underlying mortgage loans, may alter the prepayment rate of such mortgage loans and so affect both the prepayment speed, and value, of such securities.  The prepayment risk associated with mortgage-backed securities is monitored periodically, and prepayment rate assumptions adjusted as appropriate to update the Company’s mortgage-backed securities accounting and asset/liability reports.

Additionally, as of March 31, 2013, approximately 25% of the Bank’s assets were invested in municipal securities. The Company’s municipal securities portfolio consists primarily of general obligation bond securities issued by states, cities and school districts throughout the country. The Company has taken steps to spread the risk and, as of March 31, 2013, had no concentration of municipal securities higher than 1.34% of assets in any state.  As of March 31, 2013, all of the municipal securities were rated Baa2 and higher by Moody’s, with 95% or more having a Moody’s rating of Aa2 or higher.

We recorded other-than-temporary impairment (“OTTI”) charges in our trust preferred securities (“TRUPS”) portfolio in the past, and we could record additional losses in the future.

We determine the fair value of our investment securities based on GAAP and three levels of informational inputs that may be used to measure fair value.  The price at which a security may be sold in a market transaction could be significantly lower than the quoted market price for the security, particularly if the quoted market price is based on infrequent trading history, the market for the security is illiquid, or a significant amount of securities are being sold.  In fiscal 2012 and 2011, there were no other-than-temporary impairments recorded.

The valuation of our TRUPS will continue to be influenced by external market and other factors, including implementation of SEC and Financial Accounting Standards Board guidance on fair value accounting, the financial condition of specific issuers deferral and default rates of specific issuer financial institutions, rating agency actions, and the prices at which observable market transactions occur.  If we are required to record additional OTTI charges on our TRUPS portfolio, we could experience potentially significant earnings losses as well as an adverse impact to our capital position.

Risks Related to the Banking Industry

Our reputation and business could be damaged by our entry into the Consent Orders and other negative publicity.

Reputational risk, or the risk to our business, earnings and capital from negative publicity, is inherent in our business.  Negative publicity can result from actual or alleged conduct in a number of areas, including legal and regulatory compliance, lending practices, corporate governance, litigation, inadequate protection of customer data, ethical behavior of our employees, and from actions taken by regulators and others as a result of that conduct.  Damage to our reputation, including as a result of negative publicity associated with the Consent Orders now or in the future, could impact our ability to attract new and maintain existing loan and deposit customers, employees and business relationships, particularly with respect to our MPS division, could result in the imposition of additional regulatory requirements, operational restrictions, enhanced supervision and/or civil money penalties, and could adversely affect our ability to raise additional capital.  If any of these measures should be imposed in the future, they could have a material adverse effect on our financial condition and results of operations.

We are subject to certain operational risks, including, but not limited to, data processing system failures and errors and customer or employee fraud.

There have been a number of publicized cases involving fraud or other misconduct by employees of financial services firms in recent years.  Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information.  Employee fraud, errors and employee and customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation.  It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases.  Employee errors could also subject us to civil claims for negligence.

Although we maintain a system of internal controls and procedures designed to reduce the risk of loss from employee or customer fraud or misconduct and employee errors as well as insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud, these internal controls may fail to prevent or detect such an occurrence, or such an occurrence may not be insured or exceed applicable insurance limits.

There have also been a number of cases where financial institutions have been the victim of fraud related to unauthorized wire and Automated Clearinghouse transactions.  The facts and circumstances of each case vary but generally involve criminals posing as customers (i.e., stealing bank customers’ identities) to transfer funds out of the institution quickly in an effort to place the funds beyond recovery prior to detection.  Although we have policies and procedures in place to verify the authenticity of our customers and prevent identity theft, we can provide no assurances that these policies and procedures will prevent all fraudulent transfers.  In addition, although we have safeguards in place, it is possible that our computer systems could be infiltrated by hackers or other intruders, who might seek to steal from us or destroy our records or systems.  We can provide no assurances that these safeguards will prevent all unauthorized infiltrations.  Identity theft and successful unauthorized intrusions could result in reputational damage and financial losses to the Company.

Changes in economic and political conditions could adversely affect the Company’s earnings, as the Company’s borrowers’ ability to repay loans and the value of the collateral securing the Company’s loans decline.

The Company’s success depends, to a certain extent, upon economic and political conditions, local and national, as well as governmental monetary policies.  Conditions such as inflation, recession, unemployment, changes in interest rates, money supply and other factors beyond the Company’s control may adversely affect the Company’s asset quality, deposit levels and loan demand and, therefore, the Company’s earnings.  Because the Company has a significant amount of real estate loans, decreases in real estate values could adversely affect the value of property used as collateral.  Among other things, adverse changes in the economy, including but not limited to the current economic downturn, may also have a negative effect on the ability of the Company’s borrowers to make timely repayments of their loans, which would have an adverse impact on the Company’s earnings.  In addition, the vast majority of the Company’s loans are to individuals and businesses in the Company’s market area.  Consequently, any economic decline in the Company’s market area could have an adverse impact on the Company’s earnings.

Recessionary environment may adversely impact the Company’s earnings and continuing and new governmental initiatives may not prove effective.

The national and global economic downturn has recently resulted in heightened levels of market volatility locally, nationally and internationally.  This downturn has depressed the overall market value of financial institutions, and may limit or impede industry access to capital, or have a material adverse effect on the financial condition or results of operations of banking companies in general, including the Company, with respect to, for example, the establishment of reserves should conditions deteriorate further.  Although the U.S. Department of the Treasury and the FDIC, among others, implemented programs in an effort to stabilize the national economy, the ultimate effectiveness of these programs remains uncertain at this time.  Further, failure of the U.S. Congress to address the expanding national deficit, as well as problems associated with sovereign debt in Europe, may worsen the U.S. economy, both nationally and locally, causing an adverse effect on our financial condition and results of operations.

Changes in interest rates could adversely affect the Company’s results of operations and financial condition.

The Company’s earnings depend substantially on the Bank’s interest rate spread, which is the difference between (i) the rates the Bank earns on loans, securities and other earning assets, and (ii) the interest rates the Bank pays on deposits and other borrowings.  These rates are highly sensitive to many factors beyond the Company’s control, including general economic conditions and the policies of various governmental and regulatory authorities.  As market interest rates rise, the Bank will have competitive pressures to increase the rates it pays on deposits, which may result in a decrease of the Company’s net interest income particularly in the Bank’s retail division.  Conversely, if interest rates fall, yields on loans and investments may fall.  Because a significant portion of the Bank’s deposit portfolio is in non-interest bearing accounts, such a decrease in rates would likely result in a decrease in the Company’s net interest income.  Although the Bank continues to monitor its interest rate risk exposure and has undertaken additional analyses and implemented additional controls to improve its core earnings from interest income, the Company can provide no assurance that the Bank’s efforts will appropriately protect it in the future from interest rate risk exposure.

The Company operates in a highly regulated environment, and changes in laws and regulations to which we are subject may adversely affect the Company’s results of operations.

The Company and the Bank operate in a highly regulated environment and are subject to extensive regulation, supervision and examination by the OCC, the FDIC and the Federal Reserve.  As of July 21, 2011, the Company has been supervised by the Federal Reserve, and the Bank has been supervised by the OCC and the FDIC.  In addition, the Company and the Bank are subject to regulations promulgated by the Bureau.  Applicable laws and regulations may change and the enforcement of existing laws and regulations may vary when actions are evaluated by these new regulators, and there is no assurance that such changes will not adversely affect the Company’s business.  Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including but not limited to the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution’s allowance for loan losses.  Any change in such regulation and oversight, whether in the form of restrictions on activities, regulatory policy, regulations, legislation, or the evaluation of the Bank’s and the Company’s efforts with respect to achieving compliance with the Consent Orders, could have a material impact on the Company’s operations.  It is unknown at this time to what extent new legislation will be passed into law or pending or new regulatory proposals will be adopted, or the effect that such passage or adoption will have on the banking industry or the Company.

 Changes in technology could be costly.

The banking industry is undergoing technological innovation at a fast pace.  To keep up with its competition, the Company needs to stay abreast of innovations and evaluate those technologies that will enable it to compete on a cost-effective basis.  This is especially true with respect to MPS.  The cost of such technology, including personnel, has been high in both absolute and relative terms and additional funds continue to be used to enhance existing management information systems.  There can be no assurance, given the fast pace of change and innovation, that the Company’s technology, either purchased or developed internally, will meet or continue to meet the needs of the Company.

 Risks Related to the Company’s Business

The entry into the Consent Orders has imposed certain restrictions and requirements upon the Company and the Bank and we cannot predict the possibility of future regulatory action.

Satisfaction of the requirements of the Orders is subject to the ongoing review and supervision of the OCC with respect to the Bank and the Federal Reserve with respect to the Company.  The Bank and the Company have and expect to continue to expend significant management and financial resources to address areas that were cited in the Orders; such matters include but are not limited to capital preservation and enhancement commensurate with the Bank’s risk profile, improvement of core earnings from interest income, management and board oversight of the Bank, risk management and internal controls, compliance management, and Bank Secrecy Act compliance.

There can be no assurance that our regulators will ultimately determine that we have met all of the requirements of the Orders to their satisfaction.  If our regulators believe that we have not made sufficient progress in complying with the Orders, they could seek to impose additional regulatory requirements, operational restrictions, enhanced supervision and/or civil money penalties.  If any of these measures is imposed in the future, it could have a material adverse effect on our financial condition and results of operations and on our ability to raise additional capital.

The compliance obligations and restrictions on our interest payments and dividends under the recent OTS Consent Orders may have an adverse effect on us and preclude payments to holders of our securities.

Among other things, the Consent Orders require the Company and Bank to submit to the OTS (now, the OCC or the Federal Reserve, as appropriate) various management and compliance plans and programs to address the matters initially identified in the OTS supervisory directives as well as plans for enhancing Company and Bank capital, and require OTS non-objection for Company cash dividends, distributions, share repurchases, payments of interest or principal on debt and incurrence of debt.  As indicated, satisfaction of the requirements of the Orders is subject to the ongoing review and supervision of our regulators.  There can be no assurance our regulators will ultimately determine that we have met all of the requirements of the Orders to their satisfaction or that we will continue to receive non-objection to our payment of dividends and interest or any other activity for which non-objection or approval is required.  Additional resources, both economic and in terms of personnel, will continue to be expended by the Company and the Bank in their endeavors to achieve compliance.

The OCC and Federal Reserve are now our banking regulators and we may not be able to comply with applicable banking regulations and the terms of the Consent Orders to their satisfaction.

Our regulators have broad discretionary powers to enforce banking laws and regulations and may seek to take informal or formal supervisory action if they deem such actions are necessary or required or if they believe that our efforts with respect to the Consent Orders are insufficient.  If imposed in the future, corrective steps could result in additional regulatory requirements, operational restrictions, enhanced supervision and/or civil money penalties.  Additional resources, both economic and in terms of personnel, will continue to be expended by the Company and the Bank in their endeavors to achieve full compliance.

The Company operates in an extremely competitive market, and the Company’s business will suffer if it is unable to compete effectively.

The Company encounters significant competition in the Company’s market area from other commercial banks, savings and loan associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial intermediaries.  Many of the Company’s competitors have substantially greater resources and lending limits and may offer services that the Company does not or cannot provide.  The Company’s profitability depends upon the Company’s continued ability to compete successfully in the Company’s market area.  MPS operates on a national scale against competitors with substantially greater resources and limited barriers to entry, as well as the fact that most competitors are not operating under restrictions similar to those imposed upon the Company and the Bank in the Consent Orders.  The success of MPS depends upon the Company’s and the Bank’s ability to satisfy the requirements set forth in their respective Consent Orders and the MPS division’s ability to compete in such an environment.

The Bank is “well capitalized” under existing bank regulations, but failure to maintain this designation could have a material adverse impact on our liquidity and results of operations.  In addition, our regulator could limit our ability to raise deposits, which could produce serious adverse consequences for our liquidity, financial condition and results of operations.

By letter dated December 28, 2010, the OTS, our former regulator, directed the Bank not to increase the amount of brokered deposits from the amount it held at December 28, 2010 without the prior written non-objection of the OTS Regional Director.  The Bank believes it did not hold any brokered deposits on December 28, 2010 or thereafter and so informed OTS of such position.  Consequently, the Bank does not anticipate seeking such approval.  At the direction of the OTS, the Bank requested the FDIC to confirm that deposits related to a specific prepaid program were not brokered deposits.  The Bank tendered its request to the FDIC in December 2010.  At the time the directive was issued, OTS staff stated that it would not seek retroactively to enforce the directive for any growth that occurs subsequent to December 28, 2010, given the Bank’s request to the FDIC.  The Bank has been advised that the FDIC would consider the Bank’s request in the context of its now completed broader industry study of brokered deposits in general, but to date has been given no instruction to change its position. Under current rules, if a substantial portion of the Bank’s deposits are ruled to be “brokered,” and should the Bank’s primary federal regulator decide to impose a formal individual minimum capital requirement or similar formal requirement on the Bank notwithstanding that the Bank is well-capitalized, or should the Bank fail to be well-capitalized in the future, the Bank would be prohibited, absent waiver from the FDIC, from utilizing brokered deposits.  In such event, unless the Bank receives relief from its regulator or a waiver from the FDIC, such a result could produce serious adverse consequences for the Bank from a liquidity standpoint and could also have serious adverse effects on the Company’s financial condition and results of operations.

We derive a significant percentage of our deposits, total assets and income from deposit accounts that we generate through MPS’s customer relationships.

We derive a significant percentage of our deposits, total assets and income from deposit accounts we generate through customer relationships between such third parties and MPS.  Deposits related to our top three customers (each, a significant customer) totaled $770.2 million at March 31, 2013.  We provide oversight and auditing of such third-party relationships and all such relationships must meet all internal and regulatory requirements.  We may exit these relationships if such requirements are not met or if required to do so by our regulators.  We perform liquidity reporting and planning daily and identify and monitor contingent sources of liquidity, such as National CDs, Fed Fund Lines, or Public Fund CDs.  If one of these significant customers were to be terminated, it could materially reduce our deposits, assets and income.  In addition, pursuant to the Bank’s Consent Order, if one of these relationships were to terminate before the termination of the Consent Order, we would not be able to replace such relationship without first identifying a new contracting party and then obtaining approval to enter into such agreement from the OCC.  If such significant customer was not replaced, we may be required to seek higher rate funding sources as compared to the existing customer and interest expense might increase.  We may also be required to sell securities or other assets which would reduce revenues and potentially generate losses.

Our business strategy is utilized by other institutions with which we compete and the Consent Orders prevent us from actively marketing the Bank’s products and services.

Several banking institutions have adopted business goals that are similar to ours, particularly with respect to the MPS division.  As a consequence, we have encountered competition in this area and anticipate that we will continue to do so in the future.  This competition may increase our costs, reduce our revenues or revenue growth, or make it difficult for us to compete effectively in obtaining additional customer relationships.  In addition, pursuant to the Consent Orders, we are not allowed to enter into or materially amend certain agreements, originate certain loans, or offer certain services unless we are granted specific permission to do so, or until the terms of the Consent Orders are rescinded.  As a result, until the terms of the Consent Orders are lifted, we are at a competitive disadvantage with respect to growing the Bank’s MPS division.

New lines of business or new products and services may subject us to additional risks.

From time to time, to the extent permitted under the terms of the Consent Orders, we may implement new lines of business or offer new products and services within existing lines of business. Substantial risks and uncertainties are associated with developing and marketing new lines of business or new products or services, particularly in instances where the markets are not fully developed, and we may be required to invest significant time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could reduce our revenues and potentially generate losses.

The Company may engage in acquisitions of other businesses from time to time.

The Company may engage in acquisitions of other businesses from time to time.  In the event that the Company completes any such acquisitions, there can be no assurance that our acquired businesses will achieve prior or planned results of operations.

Existing insurance policies may not adequately protect the Company and its subsidiaries.

Fidelity, business interruption and property insurance policies are in place with respect to the operations of the Company.  Should any event triggering such policies occur, however, it is possible that our policies would not fully reimburse us for the losses we could sustain due to deductible limits, policy limits, coverage limits or other factors.

The loss of key members of the Company’s senior management team could adversely affect the Company’s business.

We believe that the Company’s success depends largely on the efforts and abilities of the Company’s senior management.  Their experience and industry contacts significantly benefit us.  The competition for qualified personnel in the financial services industry is intense, and the loss of any of the Company’s key personnel or an inability to continue to attract, retain and motivate key personnel could adversely affect the Company’s business.

The Company’s loan portfolio includes loans with a higher risk of loss.

The Company originates commercial mortgage loans, commercial loans, consumer loans, agricultural real estate loans, agricultural loans and residential mortgage loans.  Commercial mortgage, commercial, and consumer loans may expose a lender to greater credit risk than loans secured by residential real estate because the collateral securing these loans may not be sold as easily as residential real estate.  These loans also have greater credit risk than residential real estate for the following reasons:

•	Commercial Mortgage Loans. Repayment is dependent upon income being generated in amounts sufficient to cover operating expenses and debt service.

•	Commercial Loans. Repayment is dependent upon the successful operation of the borrower’s business.

•
Consumer Loans.  Consumer loans (such as personal lines of credit) are collateralized, if at all, with assets that may not provide an adequate source of payment of the loan due to depreciation, damage, or loss.

•
Agricultural Loans.  Repayment is dependent upon the successful operation of the business, which is greatly dependent on many things outside the control of either the Bank or the borrowers.  These factors include weather, commodity prices, and interest rates, among others.

If the Company’s actual loan losses exceed the Company’s allowance for loan losses, the Company’s net income will decrease.

The Company makes various assumptions and judgments about the collectibility of the Company’s loan portfolio, including the creditworthiness of the Company’s borrowers and the value of the real estate and other assets serving as collateral for the repayment of the Company’s loans.  Despite the Company’s underwriting and monitoring practices, the Company’s loan customers may not repay their loans according to their terms, and the collateral securing the payment of these loans may be insufficient to pay any remaining loan balance.  The Company may experience significant loan losses, which could have a material adverse effect on its operating results.  Because the Company must use assumptions regarding individual loans and the economy, the current allowance for loan losses may not be sufficient to cover actual loan losses, and increases in the allowance may be necessary.  The Company may need to significantly increase the Company’s provision for losses on loans if one or more of the Company’s larger loans or credit relationships becomes impaired or if we continue to expand the Company’s commercial real estate and commercial lending.  In addition, federal and state regulators periodically review the Company’s allowance for loan losses and may require the Company to increase the Company’s provision for loan losses or recognize loan charge-offs.  Material additions to the Company’s allowance would materially decrease the Company’s net income.  The Company cannot assure you that its monitoring procedures and policies will reduce certain lending risks or that the Company’s allowance for loan losses will be adequate to cover actual losses.

If the Company forecloses on and takes ownership of real estate collateral property, it may be subject to the increased costs associated with the ownership of real property, resulting in reduced revenues.

The Company may have to foreclose on collateral property to protect its investment and may thereafter own and operate such property.  In such case, the Company will be exposed to the risks inherent in the ownership of real estate.  The amount that the Company, as a mortgagee, may realize after a default is dependent upon factors outside of the Company’s control, including, but not limited to:  (i) general or local economic conditions; (ii) neighborhood values; (iii) interest rates; (iv) real estate tax rates; (v) operating expenses of the mortgaged properties; (vi) supply of and demand for rental units or properties; (vii) ability to obtain and maintain adequate occupancy of the properties; (viii) zoning laws; (ix) governmental rules, regulations and fiscal policies; and (x) acts of God. Certain expenditures associated with the ownership of real estate, principally real estate taxes and maintenance costs, may adversely affect the income from the real estate.  Therefore, the cost of operating a real property may exceed the rental income earned from such property, and the Company may have to advance funds in order to protect the Company’s investment, or may be required to dispose of the real property at a loss.  The foregoing expenditures and costs could adversely affect the Company’s ability to generate revenues, resulting in reduced levels of profitability.

Our agricultural loans are subject to factors beyond the Bank’s control.

The agricultural community is subject to commodity price fluctuations.  Although our agricultural loans are a relatively limited part of our overall portfolio, extended periods of low commodity prices, higher input costs, or poor weather conditions could result in reduced profit margins, reducing demand for goods and services provided by agriculture-related businesses, which in turn, could affect other businesses in the Company’s market area.

Environmental liability associated with commercial lending could have a material adverse effect on the Company’s business, financial condition and results of operations.

In the course of the Company’s business, it may acquire, through foreclosure, commercial properties securing loans that are in default.  There is a risk that hazardous substances could be discovered on those properties.  In this event, the Company could be required to remove the substances from and remediate the properties at its own cost and expense.  The cost of removal and environmental remediation could be substantial.  The Company may not have adequate remedies against the owners of the properties or other responsible parties and could find it difficult or impossible to sell the affected properties.  These events could have a material adverse effect on the Company’s business, financial condition and operating results.

If the Company fails to maintain an effective system of internal control over financial reporting, it may not be able to accurately report the Company’s financial results or prevent fraud, and, as a result, investors and depositors could lose confidence in the Company’s financial reporting, which could adversely affect the Company’s business, the trading price of the Company’s stock and the Company’s ability to attract additional deposits.

In recent years, the Company has been required to include in its annual reports filed with the SEC a report of the Company’s management regarding internal control over financial reporting.  We have documented and evaluated the Company’s internal control over financial reporting in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and SEC rules and regulations, which require an annual management report on the Company’s internal control over financial reporting, including, among other matters, management’s assessment of the effectiveness of internal control over financial reporting.  In order to comply with this requirement, management retained outside consultants to assist the Company in (i) assessing and documenting the adequacy of the Company’s internal control over financial reporting, (ii) improving control processes, where appropriate, and (iii) verifying through testing or other means that controls are functioning as documented.  If the Company fails to identify and correct any significant deficiencies in the design or operating effectiveness of the Company’s internal control over financial reporting or fails to prevent fraud, current and potential stockholders and depositors could lose confidence in the Company’s financial reporting, which could adversely affect the Company’s business, financial condition and results of operations, the trading price of the Company’s stock, and the Company’s ability to attract additional deposits.

No material weaknesses were identified in connection with the Company’s fiscal year 2012 audit.  If material weaknesses are identified in the future, such weaknesses could have a material impact on the business, financial condition and results of operations of the Company.

Our framework for managing risks may not be effective in mitigating risk and loss to us.

Our risk management framework seeks to mitigate risk and loss to us. We have established processes and procedures intended to identify, measure, monitor, report and analyze the types of risk to which we are subject, including liquidity risk, credit risk, market risk, interest rate risk, operational risk, legal and compliance risk, and reputational risk, among others. However, as with any risk management framework, there are inherent limitations to our risk management strategies as there may exist, or develop in the future, risks that we have not appropriately anticipated or identified. For example, the recent financial and credit crisis and resulting regulatory reform highlighted both the importance and certain limitations of managing unanticipated risks. If our risk management framework proves ineffective, we could suffer unexpected losses which could have a material adverse effect on our financial condition and results of operations.

A breach of information security or compliance breach by one of the Company’s agents or vendors could negatively affect the Company’s reputation and business.

The Company depends on data processing, communication and information exchange on a variety of computing platforms and networks and over the internet.  Despite safeguards, no system, including ours, is entirely free from vulnerability to attack.  Additionally, the Company relies on and does business with a variety of third-party service providers, agents and vendors with respect to the Company’s business, data and communications needs.  If our security is breached, or if security at one of our agents or vendors is breached, information could be lost or misappropriated, resulting in financial loss or costs to the Company or damages to others.  These costs or losses could materially exceed the Company’s amount of insurance coverage, if any, which would adversely affect the Company’s business.

Changes in accounting policies or accounting standards, or changes in how accounting standards are interpreted or applied, could materially affect how we report our financial results and condition.

Our accounting policies are fundamental to determining and understanding our financial results and condition. Some of these policies require use of estimates and assumptions that may affect the value of our assets or liabilities and financial results. Any changes in our accounting policies could materially affect our financial statements. From time to time, the Financial Accounting Standards Board (the “FASB”) and the SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. In addition, accounting standard setters and those who interpret the accounting standards (such as the FASB, the SEC, banking regulators and our outside auditors) may change or even reverse their previous interpretations or positions on how these standards should be applied. Changes in financial accounting and reporting standards and changes in current interpretations may be beyond our control, can be difficult to predict and could materially affect how we report our financial results and condition. We may be required to apply a new or revised standard retroactively or apply an existing standard differently and retroactively, which may result in the Company being required to restate prior period financial statements in material amounts.

Risks Related to Meta Payment Systems®, a division of the Bank

 MPS’ products and services are highly regulated financial products subject to extensive supervision and regulation and are costly to maintain.

The products and services offered by MPS are highly regulated by federal banking agencies, the Bureau, state banking agencies, and other federal and state regulators.  Some of the laws and related regulations affecting its operations include consumer protection laws, escheat laws, privacy laws, anti-money laundering laws and data protection laws.  Compliance with the relevant legal paradigm in which the division operates is costly and requires significant personnel resources, as well as extensive contacts with outside lawyers and consultants hired by MPS to stay abreast of the applicable regulatory schemes.

In addition, Bank talent and resources have been diverted since the signing of the Consent Order in an effort to achieve compliance with certain components of the Consent Order that implicate the operations of MPS.  Areas the Bank must continue to address include, but are not limited to, ongoing oversight of MPS by the board and management.  Efforts to satisfy the requirements of the Bank’s Consent Order continue to be costly, both in economic terms and in terms of personnel resources.  As described elsewhere herein, satisfaction of the requirements of the Bank’s Consent Order is subject to the ongoing review of its regulator and there can be no assurance that the Bank will fully satisfy such requirements.  If our regulators believe that the Company or the Bank has not made sufficient progress in satisfying the requirements of the Consent Orders, such regulators could take further supervisory action against the Bank or the Company.  If taken, such actions could have a material adverse effect on the financial condition and results of operations of the MPS division segment, the Bank, and the Company and limit our ability to raise additional capital.

The Dodd-Frank Act’s restrictions with respect to the cap on debit card interchange could negatively affect the Bank’s business.

On June 29, 2011, the Federal Reserve issued a rule establishing standards for debit card interchange fees and prohibiting network exclusivity arrangements and routing restrictions (the “Debit Card Rule”).  The issuance of the Debit Card Rule was required by the Dodd-Frank Act.  Pursuant to the Debit Card Rule, the maximum permissible interchange fee that an issuer may receive for an electronic debit transaction is $0.21 per transaction and five basis points multiplied by the value of the transaction.  The Federal Reserve also approved an interim final rule that allows for an upward adjustment of no more than $0.01 to an issuer’s debit card interchange fee if the issuer develops and implements policies and procedures reasonably designed to achieve the fraud-prevention standards set out in the interim final rule.  Eligibility for the assessment of this fee must be certified by the issuing bank.  As set forth in the issuing release, when the maximum interchange fee is combined with fraud-prevention assessment, an issuing bank could receive an interchange fee of up to approximately 24 cents for the average debit card transaction, which is valued at $38 according to the Federal Reserve.  In accordance with the provisions of the Dodd-Frank Act, issuers that, together with their affiliates, have assets of less than $10 billion (like the Bank) are exempt from the debit card interchange fee standards.  With respect to network exclusivity and merchant routing restrictions, it is now required that all debit cards participate in at least two unaffiliated networks so that the transactions initiated using those debit cards will have at least two independent routing channels.

While some proposed legislation would benefit MPS, it is possible that new legislation or more stringent focus by banking agencies could further restrict MPS’ current operations or change the regulatory environment in which the division’s customers operate.

Although it is possible that some legislation under consideration could have either a positive or de minimis impact on its operations and profitability it is also possible that any new legislation affecting the operations of MPS or its customers, some of which are also regulated entities, would have a negative impact on the conduct of the relevant business.  There is no way to quantify the impact that such changes could have on the profitability or operations of MPS at this time given the unpredictable nature of the risk.

In addition to the relevant legal paradigm set forth above, it should also be noted that there has been concern within the bank regulatory environment over the use of credit and, in particular, prepaid cards as a means by which to illegally launder and move money.  The U.S. Treasury’s Financial Crimes Enforcement Network has recently issued rules related to providers of “prepaid access” which have left certain issues unresolved related to its regulatory requirements.  Moreover, the Bureau held a "town hall" meeting on prepaid products in Raleigh, North Carolina in May 2012 to hear testimony from witnesses who provided their views on prepaid products and to issue an advanced notice of proposed rulemaking, which permitted the public to comment on issues related to the prepaid market.  As of the date of this filing, the Bureau has not issued any additional proposed or final rules related to MPS and the products and services it offers; however, given that additional regulation appears likely in this area, it is also likely that our costs related to compliance will increase when such regulations are finalized.  Although the Bank will continue to work with its regulators to provide information about its operations as well as the state of the prepaid card industry, we believe such concerns in general will continue for the foreseeable future for the entire banking industry, with a continued emphasis on heightened compliance expectations, resulting in higher compliance costs.

MPS, through the Bank, owns or is seeking a number of patents, trademarks and other forms of intellectual property with respect to the operation of its business and the protection of such intellectual property may in the future require material expenditures.

In its operations, MPS, through the Bank, is seeking protection for various forms of intellectual property.  No assurance can be given that such protection will be granted.  In addition, given the competitive market environment of its business, the Bank must be vigilant in ensuring that its patents and other intellectual property are protected and not exploited by unlicensed third parties.

Although at present no such cases exist against us, the Bank must also protect itself and defend against intellectual property challenges initiated by third parties making various claims against MPS.  With respect to these claims, regardless of whether we are pursuing our claims against perceived infringers or defending our intellectual property from third parties asserting various claims of infringement, it is possible that significant personnel time and monetary resources could be used to pursue or defend such claims.

It should also be noted that intellectual property risks extend to foreign countries whose protections of such property are not as extensive as those in the United States.  As such, MPS may need to spend additional sums to ensure that its intellectual property protections are maximized globally.  Moreover, should there be a material, improper use of the Bank’s intellectual property, this could have an impact on the division’s operations.

Contracts with third-parties, some of which are material to the Company, may not be renewed, may be renegotiated on terms that are not as favorable, may not be fulfilled or could be subject to cancellation by regulatory authorities.

The Bank has entered into numerous contracts with third parties with respect to the operations of its business.  In some instances, the third parties provide services to MPS; in other instances, MPS provides products and services to such third parties.  Were such agreements not to be renewed by the third party or were such agreements to be renewed on terms less favorable, such actions could have a material impact on the division’s profitability and deposit levels.

Similarly, were one of these parties unable to meet their obligations to us for any reason (including but not limited to bankruptcy, computer or other technological interruptions or failures, personnel loss or acts of God), we may need to seek alternative service providers and the terms with such alternate providers may not be as favorable as those currently in place.  In addition, were such failures to cause a material disruption in our ability to service our customers, it is possible that our customer base would shrink.  Moreover, were the disruptions in our ability to provide services significant, this could negatively affect the perception of our business in the card industry, which could result in a loss of confidence and adverse effects on our own business.

In addition, as described earlier, in the Consent Orders our regulator noted deficiencies with respect to these third party relationships.  As a result, we review our auditing program for third parties with whom we contract (as well as other business changes required both by the Consent Orders and general business practices) and have made certain business decisions related to determinations reached by our auditing personnel.  The OCC continues to evaluate our progress with our Consent Orders in general.  If we are unsuccessful in the development and/or implementation of our third party auditing program, it is possible that the OCC could order us to abrogate certain contracts or take other supervisory actions against us which would further impact the MPS business, which could have an adverse impact on our financial condition or results of operations.

Costs of conforming products and services to the Payment Card Industry Data Security Standards (the “PCI DSS”) are costly and could continue to affect the operations of MPS.

The PCI DSS is a multifaceted standard that includes data security management, policies and procedures as well as other protective measures, that was created by the largest credit card associations in the world in an effort to protect the nonpublic personal information of all types of cardholders, including prepaid cardholders and holders of network branded credit cards (such as Discover, MasterCard, and Visa).  The PCI DSS mandates a prescribed technical foundation for the collection, storage and transmission of cardholder data and also contains significant provisions regarding the testing of security protections by various entities in the payment card industry, including MPS.  Compliance with the PCI DSS is costly and changes to the standards could have an equal, or greater, effect on profitability of the relevant business division.

The potential for fraud in the card payment industry is significant.

 Issuers of prepaid and credit cards have suffered significant losses in recent years with respect to the theft of cardholder data that has been illegally exploited for personal gain.  The theft of such information is regularly reported and affects not only individuals but businesses as well (albeit to a lesser degree).  Many types of credit card fraud exist, including the counterfeiting of cards and “skimming.”  For example, “skimming” is the term for a specialized type of credit card information theft whereby, typically, an employee of a merchant will copy the cardholder’s number and security code (either by handwriting the information onto a piece of paper, entering such information into a keypad or other device, or using a handheld device which “reads” and then stores the card information embedded in the magnetic strip).  Once a credit card number and security code has been skimmed, the skimmer can use such information for purchases until the unauthorized use is detected either by the cardholder or the card issuer.

Losses from skimming have been substantial for certain card industry participants.  Although skimming has not had a material impact on the profitability of the Bank, it is possible that such activity, or other illegal activities, could impact this division at some time in the future.

Part of our business depends on sales agents who do not sell our products exclusively.

Our business model, to some degree, depends upon the use of sales agents who are not our employees.  These agents sell the products and services of many different processors to merchants and other parties in need of card services.  Failure to maintain good relations with such sales agents could have a negative impact on our business.  In addition, new third party relationships have been restricted absent prior approval of the OCC.

Products and services offered by MPS involve many business parties and the possibility of collusion exists.

As described above, the theft of cardholder data is a significant threat in the industry in which MPS operates.  This threat also includes the possibility that there is collusion between certain participants in the card system to act illegally.  Although MPS is not aware of any instances to date, it is possible that such activities could occur in the future, thereby impacting its operation and profitability.

Competition in the card industry is significant.  In order to maintain a competitive edge to its products and offerings, MPS must invest significantly in technology and research and development.

The heavy emphasis upon technology in the products and services offered by MPS requires significant expenditures with respect to research and development both to exploit technological gains and to develop new products and services to meet customers’ needs.  As is common with most research and development, while some efforts may yield substantial benefits for the division, others will not, thereby resulting in expenditures for which profits will not be realized.  MPS is not able to predict with any degree of certainty as to the level of research and development that will be required in the future, how much those efforts will cost, or how profitable such developments will be for the division once undertaken.

Our business could suffer if there is a decline in the use of prepaid cards or there are adverse developments with respect to the prepaid financial services industry in general.

As the prepaid financial services industry evolves, consumers may find prepaid financial services to be less attractive than other financial services. Consumers might not use prepaid financial services for any number of reasons. For example, negative publicity surrounding other prepaid financial service providers could impact MPS’ business and prospects for growth to the extent it adversely impacts the perception of prepaid financial services. If consumers do not continue or increase their usage of prepaid cards, MPS’ operating revenues may remain at current levels or decline. Growth of prepaid financial services as an electronic payment mechanism may not occur or may occur more slowly than estimated. If there is a shift in the mix of payment forms used by consumers (i.e., cash, credit cards, traditional debit cards and prepaid cards) away from products and services offered by MPS, such a shift could have a material adverse effect on our financial condition and results of operations.  In addition, the Bureau is closely monitoring developments in the prepaid card industry and it is possible that future regulation by the Bureau, whether by rule or administrative action, could adversely affect our business.

Discover, MasterCard, and Visa, as well as other electronic funds networks in which MPS operates, could change their rules.

Pursuant to the agreements between MPS and Discover, MasterCard, Visa and other card networks, these third parties typically have retained the right to prescribe certain business practices and procedures with respect to parties such as MPS.  Such prescribed terms include, but are not limited to, a contracting party’s level of capital as well as other business requirements.

Discover, MasterCard, and Visa also retain the right in their agreements with industry participants such as MPS to unilaterally change the rules under which such transactions are processed with little or no advance warning.  This power includes the power to prevent MPS from accessing their networks in order to process transactions.  Should any third party choose to invoke this right unilaterally, such changes could materially impact the operations of MPS.

Our business is heavily dependent upon the Internet and any negative disruptions to its operation could negatively impact our business.

Much of our business depends upon transactions being processed through the Internet.  Like nearly all other commercial enterprises, we rely upon others to provide the Internet so that commerce can be conducted.  Were there to be a failure in the operation of the Internet or a significant impairment in our ability to move information on the Internet or our ability to do so in accordance with customer safeguard protocols, MPS would need to develop alternative processes during which time revenues and profitability may be lower.

Our ability to process transactions requires functioning communication and electricity lines.

The nature of the credit card and debit card industry is that it must be operational every day of the week every hour of the week.  Any disruption in the utilities utilized by MPS could have a negative effect on our operations and extensive disruptions could materially affect our operations.

Data encryption technology has not been perfected and vigilance in MPS’ information technology systems is costly.

MPS holds sensitive business and personal information with respect to the products and services it offers.  This information, which is generally digitally encrypted, is passed along various technology channels, including the Internet.  Although MPS encrypts its customer and other sensitive information and expends significant financial and personnel resources to maintain the integrity of its technology networks and the confidentiality of nonpublic customer information, because such information may travel on public technology and other non-secure channels, the confidential information is potentially susceptible to hacking and other illegal intrusions.  Were such a security breach to occur, the provision of products and services to customers of MPS would be impaired.  In addition, were a breach to occur, we could incur significant fines from the electronic funds associations involved, or from federal and/or state regulators, and be subject to other prohibitions, as well as extensive litigation from commercial parties and consumers affected by such breach.

Unclaimed funds represented by unused value on the cards presents compliance and other risks.

 The concept of escheatment involves the reporting and delivery of property to states that is abandoned and its rightful owner cannot be readily located and/or identified.  In the context of prepaid cards, the funds in connection with such cards can sometimes be “abandoned” or unused for the relevant period of time set forth in each applicable state’s abandoned property laws.  Although MPS utilizes automated programs to ensure its operations are compliant with such applicable laws and regulations, there appears to be a movement among some state regulators to interpret definitions in those statutes and regulations in a manner that is different from standard industry interpretations.  Should such state regulators choose to do so, they may initiate collection or other litigation action against prepaid card issuers such as MPS for unreported abandoned property.

MPS operates in a highly competitive environment and the ability to attract and retain qualified personnel may be difficult.

MPS competes in a highly competitive environment with other larger and better capitalized financial intermediaries.  In addition, the field of professionals involved in the design and production of products and services offered by MPS is highly skilled and actively sought after by financial institutions, electronic card networks and other commercial entities.  As such, MPS must spend significant sums to attract employees and executives and must monitor compensation and other employment trends to ensure that compensation packages both foster the necessary creative environment and appropriately compensate such individuals in order to retain them.

MPS Revenues are  Concentrated.

MPS works with a large number of business partners to derive its revenue.  The Company believes four of its partners have reached a size that, should these partners’ business with the Company end or there is a significant decrease in revenues associated with any of these business relationships, the earnings attributable to them would have a material effect on the financial results of the Company.

USE OF PROCEEDS

The net proceeds from our sale of the common stock will be added to our general corporate funds and may be used for:

●	debt reduction or debt refinancing;

●	investments in or advances to subsidiaries;

●	acquisitions of bank and nonbank subsidiaries;

●	repurchase of shares of our common stock or other securities; and

●	other general corporate purposes.

Until the net proceeds have been used, they may be temporarily invested in securities or held in deposits of our subsidiary bank.  Under the Consent Orders, the Company must confirm that the OCC does not object to certain of the potential uses of proceeds (e.g., debt reduction or refinancing and repurchase of Company securities) before deploying the proceeds for such purposes.

MARKET FOR COMMON STOCK AND DIVIDENDS

Our common stock is listed on Nasdaq under the symbol “CASH.”  As of June 6, 2013, there were 5,576,099 shares of common stock outstanding, held by approximately 203 stockholders of record.

The following table sets forth, for the periods indicated, the high and low closing prices per share for the common stock as reported on Nasdaq and the amount of the quarterly cash dividend paid per share of common stock.

	High	Low	Dividend Per Share
Quarter Ended:
June 30, 2013 (through June 7, 2013)	$27.68	$26.00	$0.13	*
March 31, 2013	$26.56	$22.50	$0.13
December 31, 2012	$24.90	$22.50	$0.13

September 30, 2012	$24.78	$19.60	$0.13
June 30, 2012	$21.68	$19.74	$0.13
March 31, 2012	$22.00	$15.53	$0.13
December 31, 2011	$17.13	$14.14	$0.13

September 30, 2011	$22.30	$17.14	$0.13
June 30, 2011	$19.05	$13.22	$0.13
March 31, 2011	$18.50	$13.85	$0.13
December 31, 2010	$33.23	$12.63	$0.13

*	The dividend for the quarter ending June 30, 2013 was declared on May 28, 2013, and will be payable on or about July 1, 2013 to shareholders of record as of June 11, 2013.

Dividends.  The Company has paid a quarterly cash dividend on its common stock since December 1994.  Any payment of dividends in the future will depend, in large part, on the Company’s earnings, capital requirements, financial condition, review by our regulators, and other factors considered relevant by the Company’s board of directors.  The Consent Orders require that the Company advise the OCC in advance of its intention to pay each quarterly cash dividend, and the Company is only permitted to issue such dividend if the OCC does not object.

Federal regulations govern the permissibility of capital distributions by a federal savings association.  Pursuant to the Dodd-Frank Act, savings associations that are part of a savings and loan holding company structure must now file a notice of a declaration of a dividend with the Federal Reserve.  In the case of cash dividends, OCC regulations require that federal savings associations that are subsidiaries of a stock savings and loan holding company must file an informational copy of that notice with the OCC at the same time it is filed with the Federal Reserve.  OCC regulations further set forth the circumstances under which a federal savings association is required to submit an application or notice before it may make a capital distribution.

 A federal savings association proposing to make a capital distribution is required to submit an application to the OCC if: the association does not qualify for expedited treatment pursuant to criteria set forth in OCC regulations; the total amount of all of the association’s capital distributions (including the proposed capital distribution) for the applicable calendar year exceeds the association’s net income for that year to date plus the association’s retained net income for the preceding two years; the association would not be at least adequately capitalized following the distribution; or the proposed capital distribution would violate a prohibition contained in any applicable statute, regulation, or agreement between the association and the OCC or the Company’s and Bank’s former regulator, the OTS, or violate a condition imposed on the association in an application or notice approved by the OCC or the OTS.

A federal savings association proposing to make a capital distribution is required to submit a prior notice to the OCC if: the association would not be well capitalized following the distribution; the proposed capital distribution would reduce the amount of or retire any part of the association’s common or preferred stock or retire any part of debt instruments such as notes or subordinate debentures included in the association’s capital (other than regular payments required under a debt instrument); or the association is a subsidiary of a savings and loan holding company and is not required to file a notice regarding the proposed distribution with the Federal Reserve, in which case only an informational copy of the notice filed with the Federal Reserve needs to be simultaneously provided to the OCC.

 Each of the Federal Reserve and OCC have primary reviewing responsibility for the applications or notices required to be submitted to them by savings associations relating to a proposed distribution.  The Federal Reserve may disapprove of a notice, and the OCC may disapprove of a notice or deny an application, if:

●           the savings association would be undercapitalized following the distribution;

●           the proposed distribution raises safety and soundness concerns; or

●           the proposed distribution violates a prohibition contained in any statute, regulation, enforcement action or agreement between the savings association (or its holding company, in the case of the Federal Reserve) and the entity’s primary federal regulator, or a condition imposed on the savings association (or its holding company, in the case of the Federal Reserve) in an application or notice approved by the entity’s primary federal regulator.

Under current regulations, the Bank is not permitted to pay dividends on its stock if its regulatory capital would fall below the amount required for the liquidation account established to provide a limited priority claim to the assets of the Bank to qualifying depositors at March 31, 1992, who continue to maintain deposits at the Bank after its conversion from a federal mutual savings and loan association to a federal stock savings bank pursuant to its Plan of Conversion adopted August 21, 1991.

During the fiscal year ended September 30, 2012 and the six month period ending March 31, 2013, the Bank paid no cash dividends to the Company, as the Company utilized existing cash holdings for payment of dividends to the Company’s stockholders and other holding company expenses.

DESCRIPTION OF OUR COMMON STOCK

The 13,000,000 shares of capital stock authorized by the Company’s Certificate of Incorporation, as amended, are divided into two classes, consisting of 10,000,000 shares of common stock (par value $.01 per share) authorized, of which, as of June 6, 2013, 5,576,099 shares were outstanding and 362,760 shares were reserved for issuance upon the exercise of outstanding stock options, and 3,000,000 shares of serial preferred stock (par value $.01 per share), of which none have been issued. Our common stock is currently traded on the NASDAQ Global Market under the symbol “CASH.”

Each share of our common stock has the same relative rights and is identical in all respects with each other share of our common stock.  Our common stock represents non-withdrawable capital, is not of an insurable type, and is not insured by the FDIC.

Each common stockholder is entitled to one vote for each share held on all matters voted upon by stockholders, subject to the restrictions on acquisitions of stock and related takeover defensive provisions set forth in our Certificate of Incorporation, as amended, and our Amended and Restated Bylaws (see below for a summary).  If the Company issues preferred stock, holders of the preferred stock may also possess voting rights.

The following summary is not complete.  You should refer to the applicable provision of our Certificate of Incorporation, as amended, and Amended and Restated Bylaws and to the Delaware General Corporation Law (“DGCL”) for a complete statement of the terms and rights of our common stock.

Liquidation or Dissolution.  In the event of the liquidation or dissolution of the Company, the holders of our common stock are entitled to receive — after payment or provision for payment of all debts and liabilities of the Company (including all deposits in the Bank and accrued interest thereon) and after the distribution to certain eligible account holders who continue their deposit accounts at the Bank — all assets of the Company available for distribution, in cash or in kind.  If the Company issues preferred stock, the holders thereof may have a priority interest over the holders of our common stock in the event of liquidation or dissolution.

No Preemptive Rights.  Holders of our common stock are not entitled to preemptive rights with respect to any shares of our common stock which may be issued.  Our common stock is not subject to call for redemption and each outstanding share of our common stock is fully paid and nonassessable.

Dividends.  The board of directors of the Company (or an authorized committee thereof) has the power to declare dividends from time to time as permitted by applicable law.  The board of directors may fix a record date, which shall not be more than sixty (60) days prior to the date on which a dividend is to be paid, for determining stockholders entitled to receive payment of such dividend, provided that if no record date is fixed by the board of directors in connection with the declaration of a dividend, the record date shall be at the close of business on the day on which the board of directors adopts a resolution declaring such dividend.

Unissued Stock.  The authorized but unissued and unreserved shares of our common stock are available for general corporate purposes including, but not limited to, possible issuance as stock dividends or stock splits, in future mergers or acquisitions, under a cash dividend reinvestment and stock purchase plan, in a future underwritten or other public offering or under an employee stock ownership plan.  Except as described above, or as otherwise required to approve the transaction in which the additional authorized shares of our common stock would be issued, no stockholder approval will be required for the issuance of these shares of our common stock.  The board of directors of the Company, without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of Company’s common stock.

Transfer Agent. Our transfer agent for the common stock is Registrar and Transfer Company.

Certain Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions.  The following discussion is a general summary of certain material provisions in our Certificate of Incorporation, as amended, and Amended and Restated Bylaws, which may be deemed to have an “anti-takeover” effect and could potentially discourage or even prevent a bid for the Company, which might otherwise result in stockholders receiving a premium for their stock.

Our Certificate of Incorporation, as amended, provides that the board of directors of the Company will be divided into three classes, with directors in each class elected for three-year staggered terms.  Thus, it would take two annual elections to replace a majority of the board of directors.  The size of our board of directors may be increased or decreased only by a majority vote of the board of directors and any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office.  The stockholders of the Company do not have cumulative voting rights in the election of directors and a director may only be removed for cause by the affirmative vote of 75% of the shares of stock eligible to vote.  Our Amended and Restated Bylaws further provides that to be eligible to serve as a director, persons must meet certain eligibility criteria.  Our Amended and Restated Bylaws impose certain notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

Our Certificate of Incorporation, as amended, further provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

Our Certificate of Incorporation, as amended, further provides that a special meeting of our stockholders may be called only pursuant to a resolution adopted by a majority of the board of directors.

Our Certificate of Incorporation, as amended, also authorizes our board of directors to issue preferred stock from time to time in one or more series subject to applicable provisions of law.  In the event of a proposed merger, tender offer or other attempt to gain control of the Company that the board of directors does not approve, it might be possible for our board of directors to authorize the issuance of a series of our preferred stock with rights and preferences that would impede the completion of such a transaction.

Our Certificate of Incorporation, as amended, further provides that in no event shall any record owner of any outstanding common stock which is beneficially owned (pursuant to Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of our common stock (the “Limit”) be entitled or permitted to any vote in respect of the shares of our common stock held in excess of the Limit.

Our Certificate of Incorporation, as amended, also requires that certain business combinations, as defined therein, between the Company (or any majority-owned subsidiary thereof) and a 10% or more stockholder either (1) be approved by at least 75% of the total number of outstanding shares of our voting stock, voting as a single class, (2) be approved by a majority of the disinterested directors of the board of directors or (3) involve consideration per share of stock generally equal to that paid by such 10% stockholder when it acquired its block of stock.

Our Certificate of Incorporation, as amended, further provides that purchases by the Company of any of the Company’s equity securities traded on a public exchange or system from a 5% or more stockholder must be approved by at least 75% of the total number of outstanding shares of our voting stock (not counting the stock held by the proposed selling stockholder), unless such purchase is made (1) in connection with a tender or exchange offer applicable to all holders of the same securities, (2) under an open market purchase program approved by a majority of the disinterested directors of the board of directors of the Company, or (3) at no more than the market price and with the approval of a majority of the disinterested directors of the board of directors of the Company.

Finally, amendments to our Certificate of Incorporation, as amended, must be approved by a two thirds vote of our board of directors and also by a majority of the outstanding shares of our voting stock; provided, however, that approval by at least 75% of the outstanding voting stock is generally required for certain provisions (i.e., provisions relating to number, classification, election and removal of directors; amendment of bylaws; call of special stockholder meetings; offers to acquire and acquisitions of control; director liability; certain business combinations; power of indemnification; and amendments to provisions relating to the foregoing in our Certificate of Incorporation, as amended).  Our Amended and Restated Bylaws may be amended by a majority of the board of directors or the affirmative vote of at least 75% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

PLAN OF DISTRIBUTION

We have entered into a sales agency agreement with Sandler O’Neill, dated June 10, 2013, under which we may issue and sell from time to time shares of our common stock having an aggregate offering price of up to $20,000,000 through Sandler O’Neill as our sales agent.  Sales of the shares of our common stock, if any, under this prospectus supplement and the accompanying prospectus will be made in “at the market” offerings, as defined in Rule 415 of the Securities Act, including:  sales made by means of ordinary brokers’ transactions on the Nasdaq or other transactions at market prices prevailing at the time of the sale; at prices related to the prevailing market prices; or at negotiated prices.  As sales agent, Sandler O’Neill will not engage in any stabilizing transactions in our common stock in violation of Rule 104 of Regulation M.

Sandler O’Neill will offer our common stock subject to the terms and conditions of the sales agency agreement on a daily basis or as otherwise agreed upon by us and Sandler O’Neill.  Upon its acceptance of written instructions from us, Sandler O’Neill will use its commercially reasonable efforts as our sales agent to sell on our behalf all of the designated shares of our common stock under the terms and subject to the conditions set forth in the sales agency agreement.  We will instruct Sandler O’Neill as to the amount of common stock to be sold by it.  We may instruct Sandler O’Neill not to sell common stock, if the sales cannot be effected at or above the price designated by us in any instruction.  We or Sandler O’Neill may suspend the offering of our common stock under the sales agency agreement under certain circumstances by notifying the other party.

Sandler O’Neill will receive from us a commission equal to 3.0% of the gross sales price per share for any shares sold through it as our sales agent under the sales agency agreement.  The remaining sales proceeds, after deducting any expenses payable by us and any transaction fees imposed by any governmental, regulatory or self-regulatory organization in connection with the sales, will equal our net proceeds for the sale of such shares. We have agreed to reimburse Sandler O’Neill up to $150,000 for the reasonable out-of-pocket expenses incurred by them in connection with the offering (regardless of whether the sale of the common stock is consummated), including without limitation, disbursements, fees and expenses of Sandler O’Neill’s legal counsel, reasonably incurred, and travel expenses. We estimate that the total expenses of the offering payable by us, including up to $150,000 of the reimbursible out-of-pocket expenses of Sandler O’Neill but excluding commissions payable to Sandler O’Neill under the sales agency agreement, will be approximately $500,000.  Sandler O’Neill will provide written confirmation to us following the close of trading on the Nasdaq each day in which shares of common stock are sold by it for us under the sales agency agreement.  Each confirmation will include the number of shares sold on that day, the gross sales price per share, the net proceeds to us and the commissions paid by us to Sandler O’Neill in connection with the sales of common stock.

Settlement for sales of shares of our common stock will occur, unless the parties agree otherwise, on the third business day following the date on which any sales were made in return for the sales price therefor.  There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

Under the terms of the sales agency agreement, we may also sell shares of our common stock to Sandler O’Neill, as principal for its own account at prices agreed upon at the time of sale.  If we sell shares to Sandler O’Neill as principal or other than in accordance with the sales agency agreement, we will enter into a separate agreement with Sandler O’Neill, and we will describe such agreement in a separate prospectus supplement or pricing supplement.  We will report in a prospectus supplement and/or our filings under the Exchange Act at least quarterly, the number of shares of our common stock sold through Sandler O’Neill under the sales agency agreement, the net proceeds to us and the commissions paid by us to Sandler O’Neill in connection with the sales of our common stock.

In connection with the sale of common stock on our behalf, Sandler O’Neill may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation paid to Sandler O’Neill may be deemed to be underwriting commissions.  We have agreed in the sales agency agreement to indemnify Sandler O’Neill against certain specified liabilities, including liabilities under the Securities Act, or to contribute to payments that Sandler O’Neill may be required to make because of those liabilities.

In the ordinary course of their business, Sandler O’Neill and/or its affiliates have engaged and may engage in commercial and investment banking transactions, financial advisory and other transactions with us.  In connection with such transactions, they have received, or may receive, customary compensation and expenses.  To the extent required by Regulation M, Sandler O’Neill will not engage in any market making activities involving our common stock while the offering is ongoing under this prospectus supplement.

The offering of shares of our common stock pursuant to the sales agency agreement will terminate upon the earlier of (1) the sale of all shares of common stock subject to the sales agency agreement and (2) the termination of the sales agency agreement by us or by Sandler O’Neill.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and selected other legal matters in connection with the offering will be passed upon for us by the law firm of Katten Muchin Rosenman LLP.  Manatt Phelps & Phillips, LLP will pass upon certain legal matters for Sandler O’Neill.

EXPERTS

The consolidated financial statements of Meta Financial Group, Inc. as of September 30, 2012 and 2011, and for each of the years in the three-year period ended September 30, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2012, which are included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2012, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s internet website found at http://www.sec.gov. You may also obtain free copies of the documents we have filed with the SEC (other than exhibits to such documents unless we specifically incorporate by reference an exhibit in this prospectus supplement) by contacting Corporate Secretary, Meta Financial Group, Inc., 5501 South Broadband Lane, Sioux Falls, South Dakota 57108, telephone (712) 732-4117, or from our internet website at  http://www.bankmeta.com. The information found on the Company’s website is not incorporated by reference in this prospectus supplement as a result of the preceding cross-reference.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus supplement.  This prospectus supplement is a part of the registration statement and does not contain all the information in the registration statement.  Whenever a reference is made in this prospectus supplement to a contract or other document, the reference is only a summary and you should refer to the exhibits and schedules that are a part of the registration statement for a copy of the contract or other document.  You may review a copy of the registration statement at the SEC’s Public Reference Room in Washington, DC, as well as through the SEC’s internet website.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement. This means that we can disclose important information by referring you to another document filed separately with the SEC. The information that we incorporate by reference is deemed to be a part of this prospectus supplement, except for any information that is superseded by information that is included directly in this prospectus supplement. This prospectus supplement incorporates by reference the documents listed below that we have previously filed with the SEC. The documents contain important information about us.

Our SEC Filings (File No. 000-22140)	Period or Filing Date
Annual Report on Form 10-K	Year ended September 30, 2012;

Quarterly Reports on Form 10-Q	Quarters ended December 31, 2012 and March 31, 2013;

Current Reports on Form 8-K	Filed on July 18, 2011, October 1, 2012, November 16, 2012, December 7, 2012, December 21, 2012, January 22, 2013, February 6, 2013, February 25, 2013, May 2, 2013, May 28, 2013 and June 7, 2013; and

Registration Statement on Form 8-A	July 29, 1993

We also incorporate by reference additional documents that we will file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and prior to the termination of the offering. Those documents include periodic reports such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements on Schedule DEF 14A.

Documents which we incorporate by reference are available from us without charge, excluding all exhibits, unless we have specifically incorporated by reference an exhibit in this prospectus supplement. You may obtain documents incorporated by reference in this prospectus supplement by requesting them in writing or by telephone from us at:

Meta Financial Group, Inc.
Attention: Corporate Secretary
5501 South Broadband Lane
Sioux Falls, South Dakota  57108
(712) 732-4117

PROSPECTUS

Meta Financial Group, Inc.

$40,000,000

Debt Securities
Common Stock
Preferred Stock
Depositary Shares
Warrants
Units

Meta Financial Group, Inc. may offer, issue and sell, from time to time, in one or more offerings, the securities described in this prospectus.

These securities may be offered or sold to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continued or delayed basis.

We will provide the specific terms of these securities, and the manner in which they are being offered, in supplements to this prospectus. These securities cannot be sold unless this prospectus is accompanied by a prospectus supplement. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

The principal executive offices of Meta Financial Group, Inc. are located at 5501 South Broadband Lane, Sioux Falls, South Dakota 57108, and the telephone number is (712) 732-4117.

The shares of the common stock of Meta Financial Group, Inc. are listed on the Nasdaq Global Market under the symbol “CASH.”  On June 7, 2013, the closing price of Meta Financial Group, Inc.’s common stock was $26.82 per share.

You should refer to the risk factors that may be included in a prospectus supplement and in our periodic reports and other information that we file with the U.S. Securities and Exchange Commission and carefully consider that information before buying our securities. See "Risk Factors" on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE SECURITIES WILL BE EQUITY SECURITIES IN OR UNSECURED OBLIGATIONS OF META FINANCIAL GROUP, INC. AND WILL NOT BE SAVINGS ACCOUNTS OR DEPOSITS IN OUR SUBSIDIARY BANK, WILL NOT BE GUARANTEED BY OUR SUBSIDIARY BANK AND, UNLESS SPECIFIED IN A PROSPECTUS SUPPLEMENT, WILL NOT BE INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

This prospectus is dated  June 7, 2013.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Such prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in the prospectus and the applicable prospectus supplement, you should rely on the information in the prospectus supplement. You should read the information in this prospectus and the applicable prospectus supplement together with the additional information incorporated by reference herein as provided for under the heading “Incorporation of Certain Information by Reference.”

You should rely only on the information incorporated by reference or provided in this prospectus and any relevant prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell or soliciting an offer to buy these securities in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make the offer or solicitation. You should not assume that the information in this prospectus, in any prospectus supplement or in any document incorporated by reference is accurate as of any date other than the date on the front of the document that contains the information.

Any of the securities described in this prospectus and in a prospectus supplement may be convertible or exchangeable into other securities that are described in this prospectus or which will be described in a prospectus supplement or may be issued separately, together or as part of a unit consisting of two or more securities, which may or may not be separate from one another. These securities may include new or hybrid securities developed in the future that combine features of any of the securities described in this prospectus.

The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. You can find the registration statement at the SEC’s website or at the SEC office mentioned under the heading “Where You Can Find More Information.”

Unless the context otherwise indicates, the terms “us,” “we,” “Meta Financial” and the “Company” refer to Meta Financial Group, Inc. and our subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s internet website found at http://www.sec.gov. You may also obtain free copies of the documents we have filed with the SEC (other than exhibits to such documents unless we specifically incorporate by reference an exhibit in this prospectus) by contacting Corporate Secretary, Meta Financial Group, Inc., 5501 South Broadband Lane, Sioux Falls, South Dakota 57108, telephone (712) 732-4117, or from our internet website at  http://www.bankmeta.com. The information found on the Company’s website is not incorporated by reference in this prospectus as a result of the preceding cross-reference.

This prospectus is a part of a Registration Statement on Form S-3. This prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. For further information about us and the securities offered under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information by referring you to another document filed separately with the SEC. The information that we incorporate by reference is deemed to be a part of this prospectus, except for any information that is superseded by information that is included directly in this prospectus. This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC. The documents contain important information about us.

Our SEC Filings (File No. 000-22140)	Period or Filing Date
Annual Report on Form 10-K	Year ended September 30, 2012;

Quarterly Reports on Form 10-Q	Quarters ended December 31, 2012; March 31, 2013;

Current Reports on Form 8-K	Filed on July 18, 2011 October 1, 2012, November 16, 2012, December 7, 2012, December 21, 2012, January 22, 2013, February 6, 2013, February 25, 2013, May 2, 2013, May 28, 2013 and June 7, 2013; and

Registration Statement on Form 8-A	July 29, 1993

We also incorporate by reference additional documents that we will file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) after the date of this document and prior to the effectiveness of the registration statement, and those documents we file on or after the date of this prospectus and prior to the termination of the offering. Those documents include periodic reports such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements on Schedule DEF 14A.

Documents which we incorporate by reference are available from us without charge, excluding all exhibits, unless we have specifically incorporated by reference an exhibit in this prospectus. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at:

Meta Financial Group, Inc.
Attention: Corporate Secretary
5501 South Broadband Lane
Sioux Falls, South Dakota 57108
(712) 732-4117

RISK FACTORS

Investing in our securities involves risk. Please see the “Risk Factors” section in our most recent Annual Report on Form 10-K, along with any disclosure related to the risk factors contained in our subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference in this prospectus, as updated by our future filings with the SEC. Before making an investment decision, you should carefully consider these risks as well as all other information contained or incorporated by reference in this prospectus. Risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations, our financial results and the value of our securities. The prospectus supplement applicable to each type or series of securities we offer may contain a discussion of additional risks applicable to an investment in us and the particular type of securities we are offering under that prospectus supplement.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents that are incorporated by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.  You can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning.  You should read statements that contain these words carefully because they discuss our future expectations or state other “forward-looking” information.  These forward-looking statements include statements with respect to the Company’s beliefs, expectations, estimates, and intentions that are subject to significant risks and uncertainties, and are subject to change based on various factors, some of which are beyond the Company’s control. Such statements address, among others, the following subjects: future operating results; customer retention; loan and other product demand; important components of the Company’s balance sheet and income statements; growth and expansion; new products and services, such as those offered by MetaBank™ (the “Bank”) or Meta Payment Systems® (“MPS”), a division of the Bank; credit quality and adequacy of reserves; technology; and the Company’s employees. The following factors, among others, could cause the Company’s financial performance to differ materially from the expectations, estimates, and intentions expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which the Company conducts operations; the effects of, and changes in, trade, monetary, and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System (the “Federal Reserve”), as well as efforts of the United States Treasury in conjunction with bank regulatory agencies to stimulate the economy and protect the financial system; inflation, interest rate, market, and monetary fluctuations; the timely development of and acceptance of new products and services offered by the Company as well as risks (including reputational and litigation) attendant thereto and the perceived overall value of these products and services by users; the risks of dealing with or utilizing third-party vendors; the scope of restrictions and compliance requirements imposed by the supervisory directives and/or the Consent Orders entered into by the Company and the Bank with the Office of Thrift Supervision (the functions of which were transferred to the Office of the Comptroller of the Currency (“OCC”) and the Federal Reserve) and any other such regulatory actions which may be initiated; the impact of changes in financial services’ laws and regulations, including but not limited to laws and regulations promulgated or administered by the OCC, the Federal Reserve, and the Bureau of Consumer Financial Protection and our relationship with the same; technological changes, including but not limited to the protection of electronic files or databases; acquisitions; litigation risk in general, including but not limited to those risks involving the MPS division; the growth of the Company’s business as well as expenses related thereto; changes in consumer spending and saving habits; and the success of the Company at managing and collecting assets of borrowers in default.

The foregoing list of factors is not exclusive. Additional discussions of factors affecting the Company’s business and prospects are contained in the Company’s periodic filings with the SEC. The Company expressly disclaims any intent or obligation to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or its subsidiaries.

META FINANCIAL GROUP, INC.

Meta Financial, a registered unitary savings and loan holding company regulated by the Federal Reserve, is a Delaware corporation, the principal assets of which are all the issued and outstanding shares of the Bank, a federal savings bank regulated by the OCC.  Meta Financial’s headquarters is located at 5501 South Broadband Lane in Sioux Falls, South Dakota.  Unless the context otherwise requires, references herein to Meta Financial include Meta Financial and the Bank, and all subsidiaries on a consolidated basis.

The Bank is a community-oriented financial institution offering a variety of financial services to meet the needs of the communities it serves and a payments company that provides services nationwide.  The principal business of the Bank has historically consisted of attracting retail deposits from the general public and investing those funds primarily in one- to four-family residential, commercial and multi-family real estate, agricultural operations and real estate, construction, and consumer and commercial business loans primarily in the Bank’s market areas.  The Bank also purchases loan participations, mortgage-backed securities and other investments permissible under applicable regulations.  The Bank’s home office is located at 121 East Fifth Street in Storm Lake, Iowa.

The Bank has four market areas and the Meta Payment Systems®, or MPS, division: Northwest Iowa (“NWI”), Brookings, Central Iowa (“CI”) and Sioux Empire (“SE”).  NWI operates two offices in Storm Lake, Iowa.  Brookings operates one office in Brookings, South Dakota.  CI operates a total of six offices in Iowa:  Des Moines (3), West Des Moines (2) and Urbandale.  SE operates three offices and one administrative office in Sioux Falls, South Dakota.  MPS, which offers prepaid cards and other payment industry products and services nationwide, operates out of Sioux Falls, South Dakota and has an administrative office in Omaha, Nebraska.  The Company also has a total of twelve full-service branch offices, and one non-retail service branch in Memphis, Tennessee.

In 2004, the Bank created the MPS division, which issues various prepaid cards and consumer credit products, sponsors ATMs in various debit networks and offers other payment industry products and services.  MPS generates fee income and low- and no-cost deposits for the Bank through its activities.

The Company’s revenues are derived primarily from interest on commercial and residential mortgage loans, mortgage-backed securities, agricultural real estate and operating loans, consumer loans, commercial operating loans and other investments (including corporate and municipal bonds), revenue from service charges, loan origination fees and loan servicing activities, and revenue generated through the activities of MPS.

CERTAIN REGULATORY CONSIDERATIONS

General

As a savings and loan holding company under the Savings and Loan Holding Company Act, we are subject to the comprehensive supervision, examination, and regulation of the Federal Reserve.  Similarly our primary subsidiary, MetaBank, is subject to comprehensive supervision, examination and regulation of, the Office of the Comptroller of the Currency (the “OCC”), its primary federal regulator, and by the Federal Deposit Insurance Corporation (“FDIC”), which insures its deposits up to applicable limits.

For a discussion of the material elements of the regulatory framework applicable to thrift holding companies and their subsidiaries, and specific information relevant to us, please refer to our Annual Report on Form 10-K for the year ended September 30, 2012, which is incorporated by reference in this prospectus, and any subsequent reports we file with the SEC that are so incorporated. This regulatory framework is intended primarily for the protection of depositors and other clients of banking subsidiaries, the FDIC and the banking system as a whole, not for the protection of investors.

USE OF PROCEEDS

Unless we indicate a different use in an accompanying prospectus supplement, the net proceeds from our sale of the offered securities will be added to our general corporate funds and may be used for:

•	debt reduction or debt refinancing;

•	investments in or advances to subsidiaries;

•	acquisitions of bank and nonbank subsidiaries;

•	repurchase of shares of our common stock or other securities; and

•	other general corporate purposes.

Until the net proceeds have been used, they may be temporarily invested in securities or held in deposits of our subsidiary bank.

The applicable prospectus supplement will provide more details on the use of proceeds of any specific offering.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our ratio of consolidated earnings to fixed charges for the six months ended March 31, 2013 and 2012 and each of our last five years:

Six Months Ended March 31,		Year Ended September 30,
2013	2012	2012	2011	2010	2009	2008

5.10x	10.71x	7.53x	2.56x	4.04x	0.79x	0.80x

For the purpose of computing the above ratios, earnings consist of pre-tax income (loss), distributed equity income of affiliated companies and fixed charges, less capitalized interest and net income – noncontrolling interests.  Fixed charges consists of interest expense, capitalized interest and the portion of rental expense which represents interest factor.

DESCRIPTION OF THE SECURITIES WE MAY OFFER

This prospectus contains summary descriptions of the senior and subordinated debt securities, common stock, preferred stock, depositary shares, warrants and units that we may offer from time to time. These summary descriptions are not meant to be complete descriptions of each security. The particular terms of any security will be described in the applicable prospectus supplement and other offering material. The applicable prospectus supplement may add, update or change the terms and conditions of the securities as described in this prospectus.

DESCRIPTION OF SENIOR AND SUBORDINATED DEBT SECURITIES

The following is a description of the material features, terms and provisions of debt securities that we may offer. This summary does not purport to be exhaustive and may not contain all the information that is important to you. Therefore, you should read the applicable prospectus supplement relating to those debt securities and any other offering materials that we may provide.

We may issue debt securities from time to time in one or more series. We may issue senior debt securities or subordinated debt securities under separate indentures, which may be supplemented or amended from time to time. Senior debt securities would be issued under a senior indenture and subordinated debt securities would be issued under a subordinated indenture. The senior debt indenture and subordinated debt indenture are referred to individually in this prospectus as the indenture, and collectively as the indentures.

The particular terms of a series of debt securities will be described in a prospectus supplement relating to such series of debt securities. The indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended, and may be supplemented or amended from time to time following their execution. Unless otherwise stated in the applicable prospectus supplement, we will not be limited in the amount of debt securities that we may issue, and neither the senior debt securities nor the subordinated debt securities will be secured by any of our property or assets. Thus, by owning debt securities, you are one of our unsecured creditors.

We are a holding company and conduct substantially all of our operations through our subsidiary bank. As a result, claims of holders of debt securities will generally have a junior position to claims of creditors of the Bank.  In addition, our right to participate as a stockholder in any distribution of assets of our subsidiary (and thus the ability of holders of debt securities to benefit from such distribution as our creditors) is junior to creditors of such subsidiary, including depositors of the Bank.

The indentures, and any supplemental indentures, will contain the full legal text of the matters described in this section of the prospectus. Because this section is a summary, it does not describe every aspect of the debt securities or any applicable indentures or supplemental indenture. This summary is therefore subject to and is qualified in its entirety by reference to all the provisions of any applicable indenture or supplemental indenture, including any definitions of terms used in such indenture. Your rights will be defined by the terms of any applicable indenture or supplemental indenture, not the summary provided herein. This summary is also subject to and qualified by reference to the description of the particular terms of a particular series of debt securities described in the applicable prospectus supplement or supplements.

The debt securities may be denominated and payable in U.S. dollars. We may also issue debt securities, from time to time, with the principal amount, interest or other amounts payable on any relevant payment date to be determined by reference to one or more currency exchange rates, securities or baskets of securities, commodity prices, indices or any other financial, economic or other measure or instrument, including the occurrence or non-occurrence of any event or circumstance. In addition, we may issue debt securities as part of any units issued by us. All references in this prospectus or any prospectus supplement to other amounts will include premiums, if any, other cash amounts payable under the applicable indenture, and the delivery of securities or baskets of securities under the terms of the debt securities. Debt securities may bear interest at a fixed rate, which may be zero, or a floating rate.

We will set forth in the applicable prospectus supplement the terms, if any, on which a series of debt securities may be convertible into or exchangeable for our preferred stock, common stock or other securities. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of shares of our preferred stock, common stock or other securities that holders of the series of debt securities receive would be subject to adjustment.

The applicable prospectus supplement will describe the debt securities and the price or prices at which we will offer the debt securities. The description will, to the extent applicable, include:

•	the title and form of the debt securities;

•	the ranking of the debt securities as compared to other debt;

•	the aggregate principal amount of the debt securities or the series of which they are a part;

•	the person or persons to whom any principal or interest on a debt security of the series will be paid;

•	the date or dates on which we must repay the principal;

•	the rate or rates at which the debt securities will bear interest;

•	the date or dates from which interest will accrue, and the dates on which we must pay interest;

•	the place or places where we must pay the principal and any premium or interest on the debt securities;

•	the terms and conditions on which the debt securities may be convertible into other securities;

•	whether the debt securities are entitled to the benefit of any sinking fund;

•	the identity of the trustee;

•	the terms and conditions on which we may redeem any debt security, if at all;

•	any obligation to redeem or purchase any debt securities, and the terms and conditions on which we must do so;

•	the denominations in which we may issue the debt securities;

•	the manner in which we will determine the amount of principal of or any premium or interest on the debt securities;

•	the currency in which we will pay the principal of and any premium or interest on the debt securities;

•	the principal amount of the debt securities that we will pay upon declaration of acceleration of their maturity;

•
the amount that will be deemed to be the principal amount for any purpose, including the principal amount that will be due and payable upon any maturity or that will be deemed to be outstanding as of any date;

•	whether the debt securities are defeasible and the terms of such defeasance; and

•
any addition to or change in the events of default applicable to the debt securities and any change in the right of the trustee or the holders to declare the principal amount of any of the debt securities due and payable.

Some of the debt securities may be issued as original issue discount debt securities. Original issue discount securities bear no interest or bear interest at below market rates and will be sold at a discount below their stated principal amount. A prospectus supplement relating to an issue of original issue discount securities will contain information relating to United States federal income tax, accounting, and other special considerations applicable to original issue discount securities.

DESCRIPTION OF COMMON STOCK

Under our Certificate of Incorporation, as amended, we are authorized to issue up to 10,000,000 shares of common stock, par value $.01 per share.  As of June 6, 2013, there were 5,576,099 shares of common stock outstanding, and an aggregate of 362,760 shares of common stock are reserved for issuance upon the exercise of outstanding stock options.  Our common stock is currently traded on the NASDAQ Global Market under the symbol “CASH.”

Each share of our common stock has the same relative rights and is identical in all respects with each other share of our common stock.  Our common stock represents non-withdrawable capital, is not of an insurable type and is not insured by the FDIC.

Each common stockholder is entitled to one vote for each share held on all matters voted upon by stockholders, subject to the restrictions on acquisitions of stock and related takeover defensive provisions set forth in our Certificate of Incorporation, as amended, and our Amended and Restated Bylaws (see below for a summary).  If the Company issues preferred stock, holders of the preferred stock may also possess voting rights.

The following summary is not complete.  You should refer to the applicable provision of our Certificate of Incorporation, as amended, and Amended and Restated Bylaws and to the Delaware General Corporation Law (“DGCL”) for a complete statement of the terms and rights of our common stock.

Liquidation or Dissolution.  In the event of the liquidation or dissolution of the Company, the holders of our common stock are entitled to receive — after payment or provision for payment of all debts and liabilities of the Company (including all deposits in the Bank and accrued interest thereon) and after the distribution to certain eligible account holders who continue their deposit accounts at the Bank — all assets of the Company available for distribution, in cash or in kind.  If the Company issues preferred stock, the holders thereof may have a priority interest over the holders of our common stock in the event of liquidation or dissolution.

No Preemptive Rights.  Holders of our common stock are not entitled to preemptive rights with respect to any shares of our common stock which may be issued.  Our common stock is not subject to call for redemption and each outstanding share of our common stock is fully paid and nonassessable.

Dividends.  The board of directors of the Company (or an authorized committee thereof) has the power to declare dividends from time to time as permitted by applicable law.  The board of directors may fix a record date, which shall not be more than sixty (60) days prior to the date on which a dividend is to be paid, for determining stockholders entitled to receive payment of such dividend, provided that if no record date is fixed by the board of directors in connection with the declaration of a dividend, the record date shall be at the close of business on the day on which the board of directors adopts a resolution declaring such dividend.

Unissued Stock.  The authorized but unissued and unreserved shares of our common stock are available for general corporate purposes including, but not limited to, possible issuance as stock dividends or stock splits, in future mergers or acquisitions, under a cash dividend reinvestment and stock purchase plan, in a future underwritten or other public offering or under an employee stock ownership plan.  Except as described above, or as otherwise required to approve the transaction in which the additional authorized shares of our common stock would be issued, no stockholder approval will be required for the issuance of these shares of our common stock.  The board of directors of the Company, without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of Company’s common stock.

Transfer Agent. Our transfer agent for the common stock is Registrar and Transfer Company.

Certain Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions.  The following discussion is a general summary of certain material provisions in our Certificate of Incorporation, as amended, and Amended and Restated Bylaws, which may be deemed to have an “anti-takeover” effect and could potentially discourage or even prevent a bid for the Company, which might otherwise result in stockholders receiving a premium for their stock.

Our Certificate of Incorporation, as amended, provides that the board of directors of the Company will be divided into three classes, with directors in each class elected for three-year staggered terms.  Thus, it would take two annual elections to replace a majority of the board of directors.  The size of our board of directors may be increased or decreased only by a majority vote of the board of directors and any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office.  The stockholders of the Company do not have cumulative voting rights in the election of directors and a director may only be removed for cause by the affirmative vote of 75% of the shares of stock eligible to vote.  Our Amended and Restated Bylaws further provides that to be eligible to serve as a director, persons must meet certain eligibility criteria.  Our Amended and Restated Bylaws impose certain notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

Our Certificate of Incorporation, as amended, further provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

Our Certificate of Incorporation, as amended, further provides that a special meeting of our stockholders may be called only pursuant to a resolution adopted by a majority of the board of directors.

Our Certificate of Incorporation, as amended, also authorizes our board of directors to issue preferred stock from time to time in one or more series subject to applicable provisions of law.  In the event of a proposed merger, tender offer or other attempt to gain control of the Company that the board of directors does not approve, it might be possible for our board of directors to authorize the issuance of a series of our preferred stock with rights and preferences that would impede the completion of such a transaction.

Our Certificate of Incorporation, as amended, further provides that in no event shall any record owner of any outstanding common stock which is beneficially owned (pursuant to Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, by a person who beneficially owns in excess of 10% of the then-outstanding shares of our common stock (the “Limit”) be entitled or permitted to any vote in respect of the shares of our common stock held in excess of the Limit.

Our Certificate of Incorporation, as amended, also requires that certain business combinations, as defined therein, between the Company (or any majority-owned subsidiary thereof) and a 10% or more stockholder either (1) be approved by at least 75% of the total number of outstanding shares of our voting stock, voting as a single class, (2) be approved by a majority of the disinterested directors of the board of directors or (3) involve consideration per share of stock generally equal to that paid by such 10% stockholder when it acquired its block of stock.

Our Certificate of Incorporation, as amended, further provides that purchases by the Company of any of the Company’s equity securities traded on a public exchange or system from a 5% or more stockholder must be approved by at least 75% of the total number of outstanding shares of our voting stock (not counting the stock held by the proposed selling stockholder), unless such purchase is made (1) in connection with a tender or exchange offer applicable to all holders of the same securities, (2) under an open market purchase program approved by a majority of the disinterested directors of the board of directors of the Company, or (3) at no more than the market price and with the approval of a majority of the disinterested directors of the board of directors of the Company.

Finally, amendments to our Certificate of Incorporation, as amended, must be approved by a two-thirds vote of our board of directors and also by a majority of the outstanding shares of our voting stock; provided, however, that approval by at least 75% of the outstanding voting stock is generally required for certain provisions (i.e., provisions relating to number, classification, election and removal of directors; amendment of bylaws; call of special stockholder meetings; offers to acquire and acquisitions of control; director liability; certain business combinations; power of indemnification; and amendments to provisions relating to the foregoing in our Certificate of Incorporation, as amended).  Our Amended and Restated Bylaws may be amended by a majority of the board of directors or the affirmative vote of at least 75% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

DESCRIPTION OF PREFERRED STOCK

Under our Certificate of Incorporation, as amended, we are authorized to issue up to 3,000,000 shares of preferred stock, par value $0.01 per share.  As of June 7, 2013, no shares of preferred stock were issued and outstanding.

Our board of directors has the authority, without further action by our stockholders, to issue from time to time the preferred stock in one or more series, and to fix the number of shares, designations, preferences, powers, and other rights and qualifications, limitations or restrictions as our board of directors may authorize, including:

•	the distinctive designation of each series and the number of shares that will constitute the series;

•	the voting rights, if any, of shares of the series and the terms and conditions of the voting rights;

•
the dividend rate on the shares of the series, the dates on which dividends are payable, any restriction, limitation or condition upon the payment of dividends, whether dividends will be cumulative, and the dates from and after which dividends shall accumulate;

•	the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable;

•	the terms and conditions of a sinking or purchase fund for the purchase or redemption of shares of the series, if such a fund is provided;

•	any preferential amount payable upon shares of the series in the event of the liquidation, dissolution or winding up of, or upon the distribution of any of our assets; and

•
the prices or rates of conversion or exchange at which, and the terms and conditions on which, the shares of the series may be converted or exchanged into other securities, if the shares are convertible or exchangeable.

The particular terms of any series of preferred stock, and the transfer agent and registrar for that series, will be described in a prospectus supplement. All preferred stock offered, when issued, will be fully paid and nonassessable. Any material U.S. federal income tax consequences and other special considerations with respect to any preferred stock offered under this prospectus will also be described in the applicable prospectus supplement.

DESCRIPTION OF DEPOSITARY SHARES

We may offer fractional interests in shares of our preferred stock, rather than full shares of preferred stock. If we do, we will provide for the issuance by a depositary to the public of receipts for depositary shares, each of which will represent a fractional interest in a share of a particular series of preferred stock.

The shares of any series of preferred stock underlying the depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company having its principal office in the United States and having a combined capital and surplus of such amount as may be set forth in the applicable prospectus supplement, which we refer to in this section as the depositary. We will name the depositary in the applicable prospectus supplement. Subject to the terms of the deposit agreement, each owner of a depositary share will have a fractional interest in all the rights and preferences of the preferred stock underlying the depositary share. Those rights include any dividend, voting, redemption, conversion and liquidation rights.

The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. If you purchase fractional interests in shares of the related series of preferred stock, you will receive depositary receipts as described in the applicable prospectus supplement. Unless we specify otherwise in the applicable prospectus supplement, you will not be entitled to receive the whole shares of preferred stock underlying the depositary shares.

Unless otherwise provided in the applicable prospectus supplement or required by law, the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended at any time by an agreement between us and the depositary. Unless otherwise provided in the applicable prospectus supplement or required by law, a deposit agreement may be terminated by either the depositary or us only if:

•	all outstanding depositary shares relating to the deposit agreement have been redeemed; or

•
there has been a final distribution on the preferred stock of the relevant series in connection with our liquidation, dissolution or winding up and the distribution has been distributed to the holders of the related depositary receipts evidencing the depositary shares.

If necessary, the prospectus supplement will provide a description of U.S. Federal income tax consequences relating to the purchase and ownership of the series of depositary shares offered by that prospectus supplement.

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary associated with the initial deposit and any redemption of the preferred stock. Holders of depositary shares will pay transfer and other taxes and governmental charges, and any other charges that are stated to be their responsibility in the deposit agreement.

The depositary will forward to the holders of depositary shares all reports and communications that it receives from us, and that we are required to furnish to the holders of the preferred stock. The description in the applicable prospectus supplement and other offering material of any depositary shares we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable depositary agreement, which will be filed with the SEC if we offer depositary shares, and the terms of the underlying preferred stock.

DESCRIPTION OF WARRANTS

We may issue warrants in one or more series to purchase common stock, preferred stock, depositary shares, or any combination of those securities. Warrants may be issued independently or together with the underlying securities, and may be attached to or separate from the underlying securities. We may issue series of warrants under a separate warrant agreement between us and a warrant agent. The following descriptions outline some of the general terms and provisions of the warrants that we may issue from time to time. Specific terms of a series of warrants and any related warrant agreement will be stated in the applicable prospectus supplement. The following description and any description of a series of warrants in a prospectus supplement are not complete and are subject to and qualified in their entirety by reference to the terms and provisions of the warrants and any related warrant agreement, which we will file with the SEC in connection with the issuance of that series of warrants. We urge you to read any applicable warrant agreements and warrant certificates, because those documents, and not these descriptions, define your rights as a holder of warrants.

The applicable prospectus supplement will describe the following terms, where applicable, of warrants in respect of which this prospectus is being delivered:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable and the procedures and conditions relating to the exercise of such warrants;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each such security;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, a discussion of the material U.S. federal income tax considerations applicable to the warrants;

•	the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

•	the maximum or minimum number of warrants which may be exercised at any time;

•	whether the warrants are to be issued in registered or bearer form;

•	whether the warrants are extendible and the period or periods of such extendibility;

•	the identity of any warrant agent; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange, transfer and exercise of the warrants.

Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding-up or to exercise voting rights, if any.

DESCRIPTION OF UNITS

We may issue units comprised of one or more of the securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit also is the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time or at any time before a specified date.

The applicable prospectus supplement relating to the units we may offer will include specific terms relating to the offering, including, among others: the designation and terms of the units and of the securities comprising the units, and whether and under what circumstances those securities may be held or transferred separately; any provision for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising those units; and whether the units will be issued in fully registered or global form. This summary is therefore subject to and is qualified in its entirety by reference to all the provisions of any applicable unit agreement, including any definitions of terms used therein. Your rights will be defined by the terms of any applicable unit agreement, not the summary provided herein. This summary is also subject to and qualified by reference to the description of the particular terms of a particular unit described in the applicable prospectus supplement or supplements.

PLAN OF DISTRIBUTION

We may sell the securities being offered hereby, from time to time, by one or more of the following methods, or any combination thereof: to or through underwriters or dealers, with or without an underwriting syndicate, for them to offer and sell to the public; directly to one or more purchasers in negotiated purchases or in competitively bid transactions; through designated agents; directly to holders of warrants exercisable for our securities upon the exercise of warrants; or through a combination of any of these methods of sale.

Each time that we use this prospectus to sell our securities, we will also provide a prospectus supplement that contains the specific terms of the offering. We will set forth the terms of the offering of securities in the prospectus supplement, including: the name or names of any underwriters, dealers, or agents and the type and amounts of securities underwritten or purchased by each of them; the public offering price of the securities and the proceeds to us, and any discounts, commissions or concessions allowed or reallowed or paid to underwriters or dealers; and any delayed delivery arrangements.

The offer and sale of the securities described in this prospectus by us, the underwriters, or the third parties described above may be effected from time to time in one or more transactions, either: at a fixed price or prices, which may be changed; at market prices prevailing at the time of sale; in “at the market offerings,” within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market, on an exchange, or otherwise; at prices related to the prevailing market prices; or at negotiated prices.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. In compliance with guidelines of the Financial Industry Regulatory Authority, or FINRA, the maximum consideration or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

Unless otherwise specified in the related prospectus supplement, each series of securities will be a new issue with no established trading market, other than shares of our common stock, which are listed on NASDAQ. We may elect to list any series of preferred stock or other securities on an exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of, or the trading market for, any offered securities.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

If we use dealers in the sale of securities, we may sell securities to such dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by such dealers at the time of resale. If we use agents in the sale of securities, unless otherwise indicated in the prospectus supplement, they will use their reasonable best efforts to solicit purchases for the period of their appointment. We may solicit offers to purchase the securities directly, and we may sell the securities directly to institutional or other investors, who may be deemed underwriters within the meaning of the Securities Act with respect to any resales of those securities. Unless otherwise indicated in a prospectus supplement, if we sell directly, no underwriters, dealers or agents would be involved. The terms of these sales will be described in the applicable prospectus supplement. We will not make an offer of securities in any jurisdiction that does not permit such an offer.

We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of our securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We may authorize underwriters, dealers, or agents to solicit offers by certain purchasers to purchase our securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions or discounts we pay for solicitation of these contracts.

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

In connection with any offering, the underwriters may purchase and sell securities in the open market. These transactions may include short sales, over-allotment, stabilizing transactions and purchases to cover positions created by short sales and penalty bids. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions consist of certain bids or purchases of the offered securities or any underlying securities made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress. Short-covering transactions involve purchases of the securities, either through exercise of the over-allotment option or in the open market after the distribution is completed, to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a stabilizing or covering transaction to cover short positions. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the securities. As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an exchange or automated quotation system, if the securities are listed on an exchange or admitted for trading on an automated quotation system, in the over-the-counter market, or otherwise.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates in connection with those derivatives then the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of securities. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment).

Underwriters, dealers and agents and their affiliates may be customers of, engage in transactions with, or perform services for us or our subsidiaries in the ordinary course of their businesses. In connection with the distribution of the securities offered under this prospectus, we may enter into swap or other hedging transactions with, or arranged by, underwriters or agents or their affiliates. These underwriters or agents or their affiliates may receive compensation, trading gain or other benefits from these transactions.

LEGAL MATTERS

Except as otherwise provided in any prospectus supplement, the validity of the securities offered by us pursuant to this prospectus will be passed upon for us by Katten Muchin Rosenman LLP. If legal matters in connection with offerings made pursuant to this prospectus are passed upon by counsel for underwriters, dealers or agents, if any, such counsel will be named in the prospectus supplement relating to such offering.

EXPERTS

The consolidated financial statements of Meta Financial Group, Inc. as of September 30, 2012 and 2011, and for each of the years in the three-year period ended September 30, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2012, which are included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2012, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

$20,000,000

Common Stock

META FINANCIAL GROUP, INC.

PROSPECTUS SUPPLEMENT

(To the Prospectus dated June 7, 2013)

June 10, 2013